As filed with the Securities and Exchange Commission on August 30, 2002 Registration No. 33-
                      -------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          WHITEWING ENVIRONMENTAL CORP.
                          -----------------------------
             (Exact name of registrant as specified in its charter)

          DELAWARE                        5013 / 5093             95-4437350
-------------------------------        -----------------       ----------------
(State or other jurisdiction of        (Primary Standard       (I.R.S. Employer
 incorporation or organization)         Industrial              Identification
                                        Classification          Number)
                                        Code)

430 Victoria Terrace, Ridgefield, New Jersey 07657 (201) 943-0800
------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Andrew V. Latham, Jr., President
430 Victoria Terrace
Ridgefield, New Jersey  07657
Telephone: (201) 943-0800 Facsimile: (201)943-2023
------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's agent for service)

COPIES OF COMMUNICATIONS TO:
Jackson L. Morris, Esq.
3116 West North A Street
Tampa, Florida 33609-1544
Telephone:  (813) 874-8854  Facsimile:  (813) 873-9628

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each                           Proposed      Proposed
class of securities                     Maximum       Maximum
to be registered     Amount to be    offering price   aggregate    Amount of
registration         registered        per Share*   offering price    fee
--------------------------------------------------------------------------------
Common Stock,
$.001 par value      8,774,500          $0.21       $1,842,645      $169.52
--------------------------------------------------------------------------------
Total:                                              $1,842,645      $169.52

(1)  Registered for resale by selling stockholders.

*Based on the closing bid quotation of the Registrant's common stock on the OTC Bulletin Board on the business day prior to filing in accordance with Rule 457 under the Securities Act of 1933 (the "Securities Act").

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

CROSS REFERENCE SHEET

This table sets forth the location in the prospectus of the information required to be included in the prospectus in response to the items in Form SB-2.

Item of Form SB-2                          Location in Prospectus
-----------------                          -----------------------
Item 1.  Front of registration statement   Outside front cover of prospectus and
  outside front cover of prospectus.

Item 2.  Inside front and outside back     Inside front cover and outside
  cover pages of prospectus.                 back cover of prospectus and
                                             Additional Information.

Item 3.  Summary information               Risks Related to Whitewing's
  and risk factors.                          Business.

Item 4.  Use of proceeds.                  Not applicable.

Item 5.  Determination of offering price.  Distributions of Shares.

Item 6.  Dilution.                         Not applicable.

Item 7.  Selling security holders.         Selling Stockholders.

Item 8.  Plan of distribution.             Distributions of Shares.

Item 9.  Legal proceedings.                Whitewing's Business-Legal
                                             Proceedings.

Item 10. Directors, executive officers,    Management, and Principal
  promoters and control persons              Stockholders.

Item 11. Security ownership of certain     Principal Stockholders.
  beneficial owners and management.

Item 12. Description of securities.        Information about the common
                                             shares.

Item 13. Interest of named experts and     Interest of Counsel, Experts.
  counsel.

Item 14. Disclosure of Commission          Whitewing's Management.
  position on indemnification for
  Securities Act liabilities.

Item 15. Organization within last          Information about Whitewing's
  five years.                                History.

Item 16. Description of business.          Whitewing's Business.

Item 17. Management's discussion and       Management's Discussion and
  analysis or plan of operation.             Analysis of Results of
                                             Operations and Financial
                                             Condition.

Item 18. Description of property.          Whitewing's Business
                                             -Description of Property.

Item 19. Certain relationships and         Transactions between Whitewing
  related transactions.                      and its Management.

Item 20. Market for common equity          Market for Shares, Dividends on
  and related stockholder matters.           Common Shares and Related
                                             Stockholder Matters.

Item 21. Executive compensation.           Whitewing's Management-Management
                                             Compensation.

Item 22. Financial statements.             Financial Statements.

Item 23. Changes In and Disagreements      Experts.
  With Accountants on Accounting and
  Financial Disclosure.

Preliminary prospectus dated August 30, 2002

                          WHITEWING ENVIRONMENTAL CORP.
                          -----------------------------
                                8,774,500 SHARES
                                  COMMON STOCK

     Whitewing Environmental Corp. is registering 8,774,500 shares of its common stock for resale by the selling stockholders identified in this prospectus. Whitewing will not receive any proceeds from the sale of the shares by the selling stockholders. Whitewing's shares are quoted on the OTC Bulletin Board under the symbol "WWLI". On August 29, 2002, the last reported sales date prior to the date of this prospectus, the high bid price for the shares was $0.20.

     Investing in Whitewing's common stock involves a high degree of risk. See, "Risks Related To Whitewing's Business", beginning on page 3.

     Neither the Securities and Exchange Commission nor a state securities commission has approved or disapproved of Whitewing's common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2002.

Subject To Completion. Information contained in this preliminary prospectus is subject to completion or amendment. A registration statement relating to the common stock has been filed with the U.S. Securities and Exchange Commission. The common stock may not be sold, nor may offers to buy the common stock be accepted, prior to the time the registration statement becomes effective. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of the common stock in any state in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

TABLE OF CONTENTS
                                                                            Page

Information About Whitewing's History                                        6
Risks Related to Whitewing's Business
      and Investment in the Stock                                            6
Use of Proceeds                                                              9
Selected Pro Forma Financial Data                                            9
Management's Discussion and Analysis of Financial
      Condition and Results of Operations                                    11
Whitewing's Business                                                         18
Whitewing's Management                                                       25
Compensation of Whitewing's Management                                       27
Transactions between Whitewing and Its Management                            28
Stock Held by Whitewing's Management
     And Principal Stockholders                                              28
Information about Whitewing's Common Stock                                   29
Selling Stockholders                                                         29
Plan of Distribution by Selling Stockholders                                 30
Market for Shares, Dividends on Common Stock and
     Related Stockholder Matters                                             32
Interests of Counsel                                                         32
Experts                                                                      33
Where You Can Find Additional Information                                    33
Index to Financial Statements                                                34

     Neither Whitewing nor the selling stockholders have authorized anyone to make any representations which are not contained in this prospectus. You should rely only on the information contained in this prospectus. You should not rely upon any unauthorized information.

     This prospectus does not offer to sell or to buy shares of Whitewing's common stock in any jurisdiction where it is unlawful. You should not assume that any information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

     All dealers effecting transactions in Whitewing's common stock, whether or not they are acting on behalf of the selling stockholders may be required to deliver a copy of this prospectus until October 9, 2002 (40 days after the date of this prospectus). Dealers acting on behalf of selling stockholders have an obligation to deliver a copy of this prospectus when acting as underwriters.

                  INFORMATION ABOUT WHITEWING'S HISTORY

     Whitewing was originally incorporated in California in 1993 as Whitewing Labs, Inc. For purposes of changing its state of incorporation, the California corporation was merged into a newly organized Delaware corporation of the same name in 1995. From its founding until December 2001, Whitewing engaged in formulating, manufacturing and marketing nutritional supplements. On December 10, 2001, Whitewing sold its nutritional business and became a "shell company" in connection with a change in control. On May 3, 2002, Whitewing legally acquired (but for accounting the transaction was deemed a reverse merger) Total Recycling Services, Inc. (formerly Total Filter Recycling, Inc.) and on May 14, 2002, changed its name to Whitewing Environmental Corp. Total Filter was founded in 1992 by Whitewing's current president, Andrew V. Latham, Jr. Whitewing conducts its operations through six subsidiaries. As used in this prospectus, Whitewing includes its consolidated subsidiaries .

             Whitewing's address, telephone number and Web site are:
                          Whitewing Environmental Corp.
                              430 Victoria Terrace
                          Ridgefield, New Jersey 07657
                                 (201) 943-0800
                         www.whitewingenvironmental.com

     RISKS RELATED TO WHITEWING'S BUSINESS AND INVESTMENT IN THE STOCK

     Assumptions about future events used as a basis for certain statements in this prospectus about those expected events may differ from actual future events, causing the statements in this prospectus about those expected events to be inaccurate and the results of future operations to be different from and perhaps worse than suggested in this prospectus. Whitewing makes statements in this prospectus about its possible future based upon its current expectations. These statements are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act and are subject to the safe harbors created by those sections. Whitewing's actual future may be materially different from its expectations described in this prospectus. Some of the words Whitewing uses to describe its expected future are "believes", "anticipates", "expects", "intends", "may", "will" and other similar expressions, but other words may be used. Also, any information described as forecasts, projections or future events or circumstances and statements made with future-tense verbs are forward-looking statements. Readers should realize that many of the possible future events described in this prospectus are beyond Whitewing's control. Whitewing does not intend to publicly publish any revisions to reflect events or circumstances occurring after the date of this prospectus which differ from the expectations reflected in this prospectus.

WHITEWING HAS INCURRED LOSSES AND LOSSES MAY CONTINUE.
------------------------------------------------------

Whitewing incurred net losses of approximately $281 thousand for the year ended December 31, 2001 and approximately $468 thousand for the six months ended June 30, 2002. Whitewing is likely to incur additional losses. If Whitewing should become profitable, it may not be able to sustain or increase its profitability.

WHITEWING MAY BE UNABLE TO MANAGE ITS BUSINESS IN THE EVENT IT IS SUCCESSFUL IN ACCOMPLISHING ITS AGGRESSIVE EXPANSION PLANS.
-------------------------------------------------------------------------------

Whitewing plans to grow rapidly by aggressively acquiring small to medium sized companies servicing the environmental needs of the motor vehicle repair industry. These companies may not have audited or reliable financial statements or sufficiently verifiable operating histories.

With the exception of Norman Raben, who joined Whitewing as of January 1, 2002 as Executive Vice-President and Co-Chief Executive Officer, Whitewing's present management has never managed a large, multi-divisional company and there are no assurances that Whitewing will be able to operate such an expanded business on a profitable basis or be able to successfully integrate the acquired companies.

Whitewing plans to add new products into its mix including the addition of manufacturing equipment for melt blown polypropylene absorbents as to which Whitewing has little or no prior operating experience. These new product lines may require substantially more time to bring to market than management anticipates and there can be no assurance that these lines will be successfully introduced.

WHITEWING MAY BE UNABLE TO ATTRACT AND RETAIN HIGHLY SKILLED PERSONNEL IN MANAGEMENT.
-------------------------------------------------------------------------

Management believes that Whitewing's continued success is dependent on its ability to attract and or retain highly skilled personnel. The loss of the services of Andrew Latham, President and Co-Chief Executive Officer could adversely affect Whitewing's development and its ability to grow and sustain operations. Mr. Latham and Mr. Raben will enter into three-year employment contracts. Mr. Latham has commenced recruiting senior level personnel to buttress Whitewing's present management team; however, there can be no assurance that Whitewing will be able to either recruit or retain such highly skilled personnel.

WHITEWING MAY EXPERIENCE COMPETITION FROM NEW COMPANIES IN THE FUTURE WHO MAY CAPTURE PART OF WHITEWING'S MARKET OR COMPETE AGAINST WHITEWING MORE EFFECTIVELY.
-----------------------------------------------------------------------------

Management believes that at the present time there are few companies providing Whitewing's range of services to the motor vehicle repair industry. However, and although there are substantial barriers to entry, there can be no assurances that with substantial capital others might not enter this industry and impede Whitewing's growth and/or usurp its opportunities. Management also believes that the window of opportunity for a sizeable consolidation opportunity exists now, but that that it is highly unlikely that these conditions will go unnoticed by other entrepreneurs.

IN THE EVENT WHITEWING WERE TO LOOSE A SIGNIFICANT NUMBER OF ITS ACCOUNTS DUE TO COMPETITION OR OTHER FACTORS, WHITEWING'S OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED.
--------------------------------------------------------------------------------

Whitewing has contracts with thousands of customers and, although it appears unlikely that Whitewing could lose a sufficiently significant portion of its customer base to place its success at risk, there is no assurance that this could not occur. Management believes its customer relationships to be strong. Historically, Whitewing's service billing has been highly predictable and ongoing. Its customers have produced consistent monthly revenue. While management believes that it is doubtful, this pattern could change.

UNIONIZATION OF WHITEWING'S LABOR FORCE COULD INCREASE OPERATING COSTS AND DELAY PROFITABILITY, IF ANY.
--------------------------------------------------------------------------------

Historically and at the present, Whitewing has never been approached by organized labor. There is no assurance that in the future, and particularly as Whitewing grows, its employees may become unionized. If this occurs, Whitewing's operating expenses would likely increase, which could reduce operating margins.

WHITEWING MAY BE UNABLE TO CONTINUE AS A GOING CONCERN OR ACCESS THE CAPITAL NEEDED TO EXPAND ITS OPERATIONS AND REMAIN COMPETITIVE.
--------------------------------------------------------------------------------

Certain conditions indicate Whitewing may be unable to continue as a going concern. As shown in the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency of approximately $799,000 and $450,000 as of December 31, 2001 and June 30, 2002, respectively. The ability of Whitewing to remain competitive, sustain its growth and operations, and expand operations largely depends on its cash flow from operations and access to capital. Historically, over the past 19 months, Whitewing has not generated positive cash from operations. However, management's current business plan reflects both positive cash and profits commencing with September 2002's operations. Further, management intends to sell the land and building which is not used in operations to raise funds. Whitewing has initiated discussions with its lending institution to renegotiate its short-term debt to a mortgage. In addition, management intends to raise funds for acquisitions and working capital needs necessary to sustain Whitewing through the next twelve months. The accompanying financial information does not include any adjustments that might be necessary should Whitewing be unable to continue as a going concern.

ALTHOUGH THE GENERAL ECONOMIC DOWNTURN THE UNITED STATES IS NOW EXPERIENCING HAS NOT HAD AN ADVERSE AFFECT ON WHITEWING'S BUSINESS AND RESULTS OF OPERATIONS, A PROLONGATION OR WORSENING OF THE CURRENT DOWNTURN COULD HAVE AN ADVERSE IMPACT ON WHITEWING'S BUSINESS.
--------------------------------------------------------------------------------

Whitewing's business is affected by general economic conditions. Whitewing cannot assure that an economic downturn will not result in a reduction in the volume of recycling being serviced by Whitewing and/or the price it is able to charge for its services.

MINORITY STOCKHOLDERS WILL NOT BE ABLE TO EFFECT BOARD CHANGES EVEN IF THEY ARE DISSATISFIED WITH MANAGEMENT'S PERFORMANCE.
-------------------------------------------------------------------------------

Whitewing's management controls sufficient common stock to control the Board, without consideration of Whitewing's success or failure. Directors and officers own fifty four percent of Whitewing's issued and outstanding common stock.

THE PUBLIC MARKET FOR WHITEWING'S SHARES MAY BE LIMITED WHICH WOULD DELAY THE TIME PERIOD OVER WHICH PURCHASERS OF THE SHARES COULD LIQUIDATE THEIR INVESTMENT IN THE PUBLIC MARKET, REQUIRING THEM TO MAINTAIN ALL OR PART OF THEIR INVESTMENT OVER A LONGER PERIOD OF TIME AND SUBJECTING THEIR INVESTMENT TO GREATER OPPORTUNITY FOR PRICE FLUCTUATIONS.
--------------------------------------------------------------------------------

From time to time, the public market for Whitewing's common stock may be thin. In other words, not many shares may be traded each day. In this case, purchasers of shares may experience delays in selling larger blocks of stock in a manner which does not adversely affect the market price.

WHITEWING'S SHARE PRICE MAY BE VOLATILE, WHICH COULD PREVENT PURCHASERS OF WHITEWING'S SHARES FROM SELLING ALL OF THEIR INVESTMENT AT THE PRICE THEY DESIRE, WITH THE PROBABILITY OF REALIZING A LOWER PRICE ON ALL OR PART OF THEIR INVESTMENT.
--------------------------------------------------------------------------------

Any public market for Whitewing's common shares may involve wide price fluctuations. In this case, particularly when coupled with a thin market, purchasers of the common shares may experience significantly different prices when they sell their common shares.

PENNY STOCK RULES MAY INHIBIT MARKET FOR WHITEWING'S SHARES, IN THAT CERTAIN LARGER BROKERAGE FIRMS WILL NOT PURCHASE WHITEWING'S SHARES FOR THEIR CUSTOMERS AND IT WILL BE MORE DIFFICULT FOR BROKERAGE FIRMS HANDLING THE SHARES TO ATTRACT NEW CUSTOMERS FOR INVESTMENT IN THE SHARES, AMONG OTHER THINGS, MAKING IT MORE DIFFICULT FOR A TRADING MARKET IN THE SHARES TO DEVELOP.
--------------------------------------------------------------------------------

Whitewing expects its common shares to trade at less than $5 per share and be classified as a "penny stock" covered by Section 15(g) of the Securities Exchange Act and Rules 15g-1 through 15g-6 thereunder. In general, as applied to a company like Whitewing, a, penny stock is any stock that trades at less than $5 per share on the OTC Bulletin Board or in the Pink Sheets and does not meet certain minimum net tangible asset or average revenue tests. Broker-dealers who engage in transactions in penny stocks have enhanced suitability and disclosure obligations to their customers. Some stock brokerage firms have a policy of prohibiting the purchase or sale of penny stocks in their customers' accounts, because of these additional requirements. Before effecting a transaction in a penny stock for a new client, the broker is required to send a standardized notice to the client regarding the risks of investing in penny stocks, provide additional bid, asked, broker compensation and other information to the client, make a written determination that the penny stock is a suitable investment for the client, receive the new client's written confirmation regarding the information on which the broker's determination is made and receive the client's written agreement to the transaction. The policy of individual firms and the federal law requirement may inhibit the development of a public market for Whitewing's common stock.

                                 USE OF PROCEEDS

      Whitewing will not receive any proceeds from the re-sales of common stock offered by the selling stockholders.

PRO FORMA INFORAMTION:

On May 3, 2002, Whitewing acquired all of the capital stock of Total Recycling. In connection with the acquisition, all of the outstanding shares of Total Recycling (1,400,000 shares) were exchanged for 28,000,000 shares of Whitewing's common stock. Total Recycling entered the transaction with Whitewing primarily because Whitewing is a public company, which was expected to provide access to capital markets. Whitewing was engaged in the vitamin supplement business until the December 2001 sale of substantially all of its operating assets. The acquisition of Whitewing has been accounted for as a reverse purchase acquisition as the former shareholders of Total Recycling acquired eighty percent of the outstanding shares of common stock and control of the combined group of companies as a result of the acquisition. The accompanying pro forma financial information reflects the consolidated historical results of the predecessor entity, prior to May 3, 2002, Total Recycling and its subsidiaries and the consolidated results of operations of Whitewing subsequent to the acquisition.

The total aggregate consideration valued at approximately $3,322,000 was comprised of:

       o $2,199,000 of value assigned to 7,061,443 shares of common stock of Whitewing outstanding on the date of merger, based on Whitewing's share price at an average closing price for a seven-day period ended March 12, 2002 ($.31).

       o $1,123,000 of value assigned to an option to purchase 4,500,000 shares of common stock at an exercise price of $.01 granted for investment purposes.

The fair value of the stock option was $1,123,000 ($.25 per share) as determined by reference to an option-pricing model. To determine the fair value of these options, the following assumptions were used: expected volatility of 0%, risk-free interest rate of 2.43%, and expected life of approximately seven months.

Under the purchase method of accounting, the total estimated purchase price as detailed above was allocated to Whitewing's net tangible and intangible assets based on their estimated fair values as of the date of the completion of the acquisition. At the date of the acquisition, Whitewing's only assets were cash, short-term investments, and a note receivable.

       Purchase price allocation:

              Net assets of Whitewing                       $  595,000
              Goodwill                                       2,727,000
                                                            -----------

                                                            $3,322,000
                                                            ===========

The following unaudited pro forma information is presented to illustrate the effects of the acquisition on the historical operating results for the years ended December 31, 2001 and the six months ended June 30, 2002 as if the acquisition had occurred at the beginning of the respective periods.

                                              For The           For The Six
                                             Year Ended         Months Ended
                                            ------------        ------------
                                            December 31,          June 30,
                                                2001                2002
                                            ------------        ------------
       Net revenues                         $ 3,584,004         $ 2,441,155
       Net loss for the period              $  (330,486)        $  (535,246)
       Net loss per share                   $      (.02)        $      (.02)
       Weighted Average Shares Outstanding   20,525,443          22,983,668

SELECTED HISTORICAL FINANCIAL DATA

The following supplemental historical financial information is presented to disclose the historical operating results of Whitewing Environmental Corp. (Total Filter Recycling, Inc. until the date of acquisition) for two years ended December 31, 2001. The annual information for the years ended December 31, 2000 and 2001 were derived from annual audited consolidated financial statements, which were audited by M.R. Weiser & Co. LLP.


WHITEWING ENVIRONMENTAL CORP. HISTORICAL FINANCIAL INFORMATION

                                      AS OF AND FOR THE             AS OF AND FOR THE SIX
                                  YEARS ENDED DECEMBER 31,          MONTHS ENDED JUNE 30,
                                -----------------------------   -----------------------------
                                     2000           2001             2001           2002
                                -------------   -------------   -------------   -------------
Total revenues                  $  3,002,151    $  3,584,004    $  1,000,839    $  1,626,622
Net (loss)                           (33,931)       (281,022)       (170,556)       (467,636)
Basic (loss) per share                   NIL           (0.02)          (0.01)          (0.02)
Diluted (loss) per share                 NIL           (0.02)          (0.01)          (0.02)
Current assets                       903,536         806,506         889,576       1,707,006
Total assets                       2,317,584       2,569,069       2,342,091       6,652,271
Current liabilities                1,120,434       1,605,633       1,068,034       2,156,910
Long-term liabilities, net of
  current portion                    623,325         607,635         870,791         165,354
Shareholders' equity                 573,823         292,801         403,266       4,330,007
Book value per share                    0.03            0.02            0.02            0.12
Dividends per share                       --              --              --              --
Shares used in computing
  (loss) per common share:

     Basic                        17,400,000      17,400,000      17,400,000      35,061,443

     Diluted                      17,400,000      17,400,000      17,400,000      35,061,443

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

On May 3, 2002 Total Recycling Services, Inc. ("Total Recycling") completed a private placement wherein the Company raised net proceeds of $740,567 in equity. In addition, $425,000 of loans payable were converted into equity. Also, on May 3, 2002 Whitewing Environmental Corp. ("Whitewing") completed the acquisition of Total Recycling. Whitewing issued 28 million shares of common stock to the Total Recycling stockholders in exchange for all of Total Recycling' outstanding shares, which totaled 1.4 million shares of common stock. On October 1, 2001 Total Recycling granted to Joseph Bianco and Bruce Raben options to purchase 4.5 million shares of common stock at an exercise price of $.01 in consideration for investment services. At that time Mr. Bianco and Mr. Raben were not directors, officers or stockholders of Whitewing or Total Recycling. In conjunction with the closing of the acquisition of Total Recycling by Whitewing the options were earned and exercised. Because the former Total Recycling stockholders owned approximately 80% of Whitewing after the completion of the Acquisition, Total Recycling is considered to be the acquirer in the transaction for accounting purposes and the transaction is treated as a reverse acquisition even though Whitewing is the parent corporation for legal purposes.


THE FOLLOWING IS THE RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AS COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 2001.

REVENUES:

A comparison of revenues for the six months ended June 30, 2001 and 2002 is presented below.

                                  2001             2002            Change
                                  ----             ----            ------
Six-months ended June 30:
         Net revenues          1,712,029         2,441,155           43%

The growth in revenue for the six months ended June 30, 2002 was generated primarily from the addition of waste oil service through the operating agreement with Connecticut Waste Oil. The revenue generated from this agreement was approximately $536,000 for the six months ended.

COST OF GOODS AND SERVICES SOLD:

Cost of goods and services sold consist primarily of purchases and materials, items for resale, direct labor and related costs and transportation costs.

A comparison of cost of goods and services sold for the six months ended June 30, 2001 and 2002 is presented below.

                                        2001          2002           Change
                                        ----          ----           ------
Six-months ended June 30:
         Cost of goods and
           services sold             1,016,917      1,440,375         42%
         Percentage of revenues             59%           59%


For the six months ended June 30, 2002 cost of goods and services sold increased at approximately the same rate as sales during the period and has remained relatively constant as a percentage of sales.

In an effort to reduce the cost of goods and services sold as a percentage of revenues, Whitewing has directed its sales force to focus on cross-selling additional products and services to existing customers and adding new customers within the current truck routes. Whitewing is also developing dispatching and logistic software that includes GPS tracking systems installed on all delivery vehicles. This software will increase dispatching efficiency and provide an additional management tool for more precise forecasting and direction for telemarketing and the sales force. Management believes that the aforementioned will reduce cost of goods and services sold as a percentage of revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Selling, general and administrative expenses consist primarily of compensation and related costs for managerial and administrative personnel, fees for professional services, rent, insurance and other general corporate expenses.

A comparison of selling and general and administrative expenses for the six months ended June 30, 2001 and 2002 is presented below.

                                       2001             2002            Change
                                       ----             ----            ------
Six-months ended June 30:
      Selling, general and
       administrative expenses        717,192        1,293,216           80%
         Percentage of revenues            42%              53%

For the six months ended June 30, 2002 selling, general and administrative expenses increased significantly over the same period in 2001. In 2001, Whitewing began to assemble the management infrastructure it believed was necessary to conduct business as a publicly owned, fully reporting company and to conduct its aggressive plan of acquisitions and expansion. The infrastructure primarily includes executive and middle management and additional sales persons. For the six months ended June 30, 2002 Whitewing continued to expand its management infrastructure. Whitewing also incurred various significant costs (i.e. internal labor and professional fees) related to the reverse merger and the private placement transaction, which were approximately $130,000. In addition, other costs increased as a percentage of sales over 2001; the most notably of these being the cost of insurance. For the six months ended June 30, 2001 and 2002 insurance expense was approximately $95,000 and $175,000 respectively. The increase in insurance costs is a result of the insurance industry's rate increases that affected most corporate renewals, Whitewing's increase in staff, assets and revenues, and the addition of Directors and Officers Insurance.

In September of 2002 Whitewing plans to relocate its administrative offices. In conjunction with the move, Whitewing is modernizing and increasing the capacity of its computer network and telephone systems. Whitewing will incur interest and deprecation expense as a result of this modernization. Management believes that the relocation of the offices and the upgrade in its computer system will increase efficiency and reduce general and administrative costs.

DEPRECIATION AND AMORTIZATION:

Depreciation consists of amounts relating to property and equipment. Amortization consists of amounts relating to intangible assets. Intangible assets consist of goodwill, intellectual property, non-competition and other agreements, and customer lists. Whitewing adopted SFAS No. 142 beginning January 1, 2002 and, as a result, it will no longer amortize goodwill. Whitewing has performed the first step of its transitional impairment tests required by SFAS No. 142, which may result in a potential impairment charge. As of June 30, 2002, Whitewing was in the process of performing the second step of the impairment tests. Once the tests are completed, the impairment charge will be recorded. The maximum amount of the impairment charge is estimated to be approximately $85,000.

A comparison of depreciation and amortization expense for the six months ended June 30, 2001 and 2002 is presented below.

                                          2001             2002           Change
                                          ----             ----           ------
Six-months ended June 30:
         Depreciation and amortization   95,104           110,025           16%
         Percentage of revenues               6%                5%

As noted above, Whitewing ceased amortizing goodwill effective January 1, 2002. The following are the amounts assuming goodwill had not been amortized prior to January 1, 2002.

                                          2001              2002          Change
                                          ----              ----          ------
Six-months ended June 30:
         Depreciation and amortization   95,104           110,025
         Less: Goodwill amortization     (3,232)                0
                                         -------          --------
         As adjusted for goodwill
           Amortization                  91,872           110,025           20%

         Percentage of revenues               5%                5%

Depreciation and amortization expense is relatively consistent for the periods reported. While conducting business under the Connecticut Waste Oil operating agreement, the assets of Connecticut Waste Oil are only operated and maintained and therefore the Company did not incur depreciation nor amortization expense on the Connecticut Waste Oil property and equipment.

Goodwill created by the acquisition of Whitewing and the private placement:

The total aggregate consideration valued at approximately $3,322,000, which created goodwill of $2,727,000, is comprised of:

       o $2,199,000 of value assigned to 7,061,443 shares of common stock of Whitewing outstanding on the date of acquisition, based on Whitewing's share price at an average closing price for a seven-day period ended March 12, 2002 ($.31).

       o $1,123,000 of value assigned to an option to purchase 4,500,000 shares of common stock at an exercise price of $.01 given to the Messrs Bianco and Rabin.

Under the purchase method of accounting, the total estimated purchase price as detailed above was allocated to Whitewing's net tangible and intangible assets based on their estimated fair values as of the date of the completion of the acquisition. At the date of the acquisition, Whitewing's only assets were cash, short-term investments, and a note receivable.

       Purchase price allocation:

              Net assets of Whitewing                       $  595,000
              Goodwill                                       2,727,000
                                                            -----------

            Purchase price                                  $3,322,000
                                                            ===========

INTEREST:

A comparison of interest expense for the six months ended June 30, 2001 and 2002 is presented below.

                                        2001              2002          Change
                                        ----              ----          ------
Years ended:
         Interest                      54,135            50,877           (6%)
         Percentage of revenues             3%                2%

Interest expense has decreased both as a percentage of revenues and as it relates to 2001. The decrease is a result of a few factors. The first is a function of the revenue generated as a result of the Connecticut Waste Oil operating agreement. In the event Whitewing closes the asset purchase with Connecticut Waste Oil, Whitewing will incur interest expense from the note to the seller and loans on the Connecticut Waste Oil equipment. The second is that as part of the private placement certain convertible loans in the amount of $425,000 were converted into common stock. April of 2002 was the last month interest was due on these notes. These notes had an annual interest rate of 8%. The third is that Whitewing's primary bank debt is a function of the prime rate, which decreased from 9% in January 2001 to 4.75% in June 2002.


LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION:

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at June 30, 2002 was $27,243 which is an increase of $14,586 from the cash and cash equivalent balance at December 31, 2001.

Net cash used in operating activities for the six months ended June 30, 2002 was $387,685, compared to $82,397 for the six months ended June 30, 2001. For the six months ended June 30, 2002 the decrease was primarily a result of Whitewing's net loss for the period after adding back depreciation.

Net cash used in investing activities for the six months ended June 30, 2002 was $357,208, compared to $106,618 for the six months ended June 30, 2001. A summary of investing activities for the six months ended June 30, 2002 follows. Cash acquired from the purchase of Whitewing was $228,322 and $10,696 was collected on the note receivable. Cash used in investing activities consisted of loans to affiliates of $488,429, of which $476,419 was advanced to Advanced Recovery Solutions, Inc. ("ARS"). ARS used $456,469 of these advances to close the purchase of its factory, located in Watertown, NY. The balance of cash used in investing activities, $107,797, was for the purchases of property and equipment.

Net cash provided by financing activities for the six months ended June 30, 2002 was $759,479, compared to $29,775 used in operations for the six months ended June 30, 2001. A summary of investing activities for the six months ended June 30, 2002 follows. The cash provided was primarily from the net cash received, $740,567, as a result of closing the private placement. The balance of $18,912, is from the net activity of the proceeds from loans and repayments of loans and obligations under capital leases.


THE FOLLOWING IS THE RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2000.

REVENUES:

A comparison of revenues for the years ended December 31, 2000 and 2001 is presented below.

                                    2000        2001       Change
                                    ----        ----       ------
Years ended December 31:
     Net revenues               3,002,151   3,584,004        19%

The growth in revenue for the year ended December 31, 2001 over 2000 was generated primarily from the addition of a major motor vehicle service chain, a full year of rent from Whitewing's rental property, and an emphasis placed on new customer sales through the increase in Whitewing's sales force.

During March 2002, the tenant of Whitewing's rental property vacated the leased premises as a result of a bankruptcy and ceased paying rent.

COST OF GOODS AND SERVICES SOLD:

Cost of goods and services sold consist primarily of purchases and materials, items for resale, direct labor and related costs and transportation costs.

A comparison of cost of goods and services sold for the years ended December 31, 2000 and 2001 is presented below.

                                   2000            2001       Change
                                   ----             ----       ------
Years ended December 31:
     Cost of goods and
      services sold             1,701,001       2,112,544        24%

     Percentage of revenues           57%             59%

For the year ended December 31, 2001 cost of goods and services sold increased as a percentage of revenues over the year ended December 31, 2000, this increase is a result of Whitewing's aggressive sales effort, by its sales force, to increase new customers. The result was a decrease in truck route density thereby increasing labor and transportation costs.

In an effort to reduce the cost of goods and services sold as a percentage of revenues, Whitewing has directed its sales force to focus on cross-selling additional products and services to existing customers and adding new customers within the current truck routes. Management believes that this strategy, if successful, will reduce cost of goods and services sold as a percentage of revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Selling, general and administrative expenses consist primarily of compensation and related costs for managerial and administrative personnel, fees for professional services, rent, insurance and other general corporate expenses.

A comparison of selling, general and administrative expenses for the year ended December 31, 2000 and 2001 is presented below.

                                  2000           2001         Change
                                  ----           ----         ------
Years ended December 31:
     Selling, general and
      administrative expenses    1,057,847     1,454,267         37%

     Percentage of revenues            35%           41%

For the year ended December 31, 2001 selling, general and administrative expenses increased significantly over the prior year. In 2001, Whitewing began to assemble the management infrastructure it believed was necessary to market Whitewing's to conduct business as a publicly owned, fully reporting company and to conduct its aggressive plan of acquisitions and expansion. The infrastructure primarily included executive and middle management and additional sales persons.

DEPRECIATION AND AMORTIZATION:

Depreciation consists of amounts relating to property and equipment. Amortization consists of amounts relating to intangible assets. Intangible assets consist of goodwill, non-competition and other agreements and customer lists. Whitewing adopted SFAS No. 142 and beginning January 1, 2002, it will no longer amortize goodwill.

A comparison of depreciation and amortization expense for the years ended December 31, 2000 and 2001 is presented below.

                                      2000          2001         Change
                                      ----          ----         ------
Years ended December 31:
     Depreciation and
      amortization                   164,301       195,761         19%

     Percentage of revenues                5%            5%


INTEREST:

A comparison of interest expense for the year ended December 31, 2000 and 2001 is presented below.

                                   2000          2001        Change
                                   ----          ----        ------
Years ended:
     Interest                    111,538       120,271           8%

     Percentage of revenues            4%            3%


Interest expense for the year ended December 31, 2001 decreased over the prior year as a percentage of revenues. The decrease was primarily a result of the fact that Whitewing's primary bank debt is a function of the prime rate, which decreased from 8.5% in January 2000 to 5% in December 2001.


LIQUIDITY AND CAPITAL RESOURCES:

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at December 31, 2001 was $12,657, which is a decrease of $229,732 from the cash and cash equivalent balance at December 31, 2000.

Net cash provided by operating activities for the year ended December 31, 2001 was $59,029, compared to $142,575 provided for the year ended December 31, 2000. For the year ended December 31, 2001, the increase was primarily a result of the Whitewing's increase in accounts payable and accrued expenses in excess of the decrease in accounts receivable and inventory.

Net cash used in investing activities for the year ended December 31, 2001 was $346,955, compared to $440,765 used for the year ended December 31, 2000. For the year ended December 31, 2001, the cash used in investing activities was primarily the result of the investment in and loans to ARS and the purchases of property and equipment and intangible assets.

Net cash provided by financing activities for the year ended December 31, 2001 was $58,194, compared to $490,128 for the year ended December 31, 2000. For the year ended December 31, 2001, this was a result of the net activity of the proceeds from loans, $321,464, and repayments of loans, $157,836, and repayments of obligations under capital leases, $105,434.


FINANCIAL CONDITION:

Certain conditions indicate Whitewing may be unable to continue as a going concern. Management intends to sell the land and building which is not used in operations to raise funds. Whitewing has initiated discussions with its lending institution to renegotiate its short-term debt to a mortgage. On August 1, 2002 Whitewing's affiliate, ARS repaid $167,640 of the loan due from this affiliate. Further, management intends to raise funds for acquisitions and working capital needs necessary to sustain Whitewing through the next twelve months. The accompanying financial statements do not include any adjustments that might be necessary should Whitewing be unable to continue as a going concern.

Whitewing's working capital at June 30, 2002 was negative by $452,154 and continued to remain in that position through the date of this filing. Working capital increased for the six months ended June 30, 2002 by $346,973 which was primarily the result of the purchase of Whitewing and the private placement.

Whitewing's executive management is currently focusing its efforts toward increasing sales and truck route density. In July of 2002 the Company added a Senior Vice-President of Sales and Marketing, who has extensive experience in sales and marketing. Management believes this is the first step towards aggressively increasing sales. Also, in July of 2002 Whitewing added a customer service person to its staff. The primary function of this individual is to increase Whitewing's knowledge of its customers needs while adding additional services to the existing customer base. This also has proven to provide more qualified leads and direction for Whitewing's sales force. Whitewing expects to expand its customer service department by adding additional staff and is exploring the possibility of outsourcing some of these functions. In 2001 Whitewing's completed an Oil-Water Separator Clean-out project that generated approximately $135,000 in revenues and gross profit of approximately $73,000. These revenues and corresponding costs were primarily incurred during the first and second quarter. In September of 2002 Whitewing expects to commence the same project but on a larger scale. Whitewing estimates revenues and gross profit amounts of approximately $250,000 and $130,0000, respectively. Whitewing expects to complete this project prior to year-end, and have collected these revenues before the end of January 2003.

Management believes that the restructuring of customer service and direct sales and the Oil-Water Separator project listed above will bring Whitewing to profitability.

CAPITAL REQUIREMENTS AND EXPENDITURES:
Over the course of the next twelve months, Whitewing expects to have capital needs and expenditures in three areas: administration, production and logistics and acquisitions.

Administration:
During September of 2002 Whitewing will complete the relocation of its executive and administrative offices. As part of the five-year lease agreement, Whitewing is responsible for certain leasehold improvements, the estimated costs of these improvements is expected to be approximately $130,000. In conjunction with the relocation Whitewing is purchasing new office furnishings. The furnishings, financed under capital lease obligations, are expected to cost approximately $70,000. Whitewing is also in the process of modernizing and increasing the capacity of its computer network and telephone systems. The expected costs for the computer and telephone systems are approximately $110,000 and are also financed under capital lease obligations.

Production and Logistics:
Whitewing is in the planning and design stages for upgrading and increasing the capacity of its reverse osmosis system (antifreeze recycling system). This is expected to be a two phase process with the expenditures for phase one expected to cost approximately $50,000 and with phase two costing approximately $125,000. These upgrades will increase annual capacity by approximately 1 million gallons of product with expected revenues of approximately $2 million. Whitewing is also developing dispatching and logistic software that includes GPS tracking systems installed on all delivery vehicles. This software will increase dispatching efficiency and provide an additional management tool for more precise forecasting and direction for telemarketing and the outside sales force. Management believes that the aforementioned will reduce cost of goods and services sold as a percentage of revenues. The expected cost for the logistic software is approximately $55,000. Management expects to finance a portion of this expenditure under an operating lease.

Acquisitions:
Connecticut Waste Oil: Whitewing is negotiating to purchase some of the assets of Connecticut Waste Oil in two parts. Part one includes the purchase of assets related to Connecticut Waste Oil's oil collection services including vehicles, inventory, and customer lists. The purchase price for part one is $150,000. Whitewing anticipates that it will pay $50,000 at closing with the balance financed by the seller, Connecticut Waste Oil. Part two is the purchase of the tank farm. Whitewing is negotiating to complete this phase once Whitewing receives certain permits from the Connecticut Department of Environmental Protection. The cost of the tank farm is $200,000 and will be financed by the seller, Connecticut Waste Oil.

Advanced Recovery Solutions: Management believes that it is in the best interests of both companies that ARS become an integral part of Whitewing as soon as possible and is in negotiation to purchase the 50% of the shares owned by the former Cellutech owners in advance of the Shareholder Agreement time line. Management expects the transaction to be a stock for stock transaction with the sellers receiving employment contracts.


                              WHITEWING'S BUSINESS

Business Overview:
------------------

     Whitewing, then known as Total Filter Recycling, Inc., began operations in 1992 in the business of collecting and recycling used automotive oil filters. After establishing a foothold in the industry, Whitewing began to acquire small, strategically located businesses and developed technologies to expand the services offered to its customers. Today, Whitewing is a leader in recovery and recycling of used oil filters and used antifreeze and in providing related services, principally in parts washer and brake washer sink rentals and absorbent supplies, in the retail and fleet automotive service and repair industry in a sixteen state area. Whitewing's active customers total approximately 5,300. Beginning earlier in 2002, Whitewing began collecting and marketing used oil.

Operations:
-----------

     Whitewing collects used oil filters, antifreeze, and used lubricating oils from, and services parts and brake washer sinks for, automobile and truck dealers, automotive garages, oil change outlets, service stations, industrial plants and truck fleet operators. Whitewing derives revenues both from fees it charges customers to remove these wastes and from the sale of products it produces by processing these materials including revenue from service contracts and rental fees for parts and brake washing equipment and from the sales of cleaners and absorbent materials. Whitewing's extensive customer base enables it to collect these materials in sufficient volume to support its oil recycling and reselling and antifreeze processing operations.

Services and Products:
----------------------

     OIL FILTER PROCESSING - Whitewing collects used oil filters from its customers in company-owned 55-gallon steel drums. Whitewing collected approximately 28,000 drums of filters (which, at 250 filters per drum, equates to approximately 7,000,000 filters) during the most recent twelve-month period. At Whitewing's processing facilities, the filters are put through a process that removes the oil from the filters. In the process, Whitewing recovers used oil and filter material (steel and filter elements). Approximately 300,000 gallons of used oil were recovered from the filters during the most recent twelve month period. In the future that oil will be added to Whitewing's used oil stream for sale to used oil customers. The recovered steel and filter elements are sold to mills for recycling into new steel. During the most recent 12 month period, approximately 4,680 tons of steel and filter elements were recovered.

     USED ANTIFREEZE RECYCLING - Whitewing collects used automotive antifreeze from its customers and uses a proprietary reverse osmosis system that cleans the used material to a level of purity that allows it to be sold as fresh antifreeze, but at a cost savings. During the most recent twelve months, Whitewing processed and sold 450,000 gallons of antifreeze. As most motor vehicle repair facilities dispose of used antifreeze as a waste, Whitewing believes the market potential for cleaning and reprocessing used antifreeze is substantial. Nearly the entirety of Whitewing's actual and target customer base are potential purchasers of recycled antifreeze. Management believes this product has significant growth and profit potential. Whitewing sells its recycled antifreeze under the brand names of "Total Cool" and "T-Dex", the latter being a long-life antifreeze. Currently Whitewing services less than twenty percent of its customer base with recycled antifreeze and therefore management believes the growth potential is significant.

     PARTS WASHER SINKS AND SERVICE - Parts washer sinks are square steel sinks that sit atop a steel drum containing parts washer solvent (high flash mineral spirits). The sink contains a pump that sends the solvent through a hose with a nozzle or brush attachment allowing the technician to clean parts in the sink. The spent solvent is drained into the drum and is re-circulated. Whitewing leases parts washer sinks to motor vehicle repair facilities and contracts to service both its leased sinks and customer owned sinks. Servicing is performed at predetermined intervals ranging from 4 to 12 weeks (depending on use), although some customer owned sinks are serviced on a "call for service" basis. During the servicing process, Whitewing exchanges used solvent for clean solvent by removing the sink and exchanging the drum of solvent. Whitewing then cleans the sink, and with respect to leased sinks, performs any necessary maintenance such as changing hoses, light bulbs, or pumps. Whitewing recycles the used solvent. Whitewing leases and/or services approximately 1,760 parts washer sinks.

     BRAKE WASHER SINKS AND SERVICE - Brake washer sinks are mobile, square sinks that sit atop a steel drum containing an aqueous cleaning solution - essentially soapy water. The drum sits upon a caster assembly allowing the technician to move the sink around the shop. The sink contains a pump that sends the solution through a hose with a brush attachment. The technician rolls the sink under the wheel of the vehicle he/she is servicing and uses the brush to clean the brake parts. Whitewing leases brake washer sinks to motor vehicle repair facilities and contracts to service them at predetermined intervals ranging from 4 to 12 weeks, depending on use. During the servicing process, Whitewing exchanges used aqueous cleaner for new cleaner by removing the sink and exchanging the drum of cleaner. Whitewing then cleans the sink and performs any necessary maintenance such as changing hoses or pumps. Whitewing disposes of the used aqueous cleaner though a licensed wastewater treatment facility. Whitewing leases and/or services approximately seventy brake washer sinks.

     WASTE OIL SERVICE - Whitewing operates the facilities of Connecticut Waste Oil, Inc. (Connecticut Waste Oil). Whitewing is negotiating to purchase the trucks and customer list of Connecticut Waste Oil, but no closing date is scheduled yet. Whitewing collects waste oil and transports it to a tank farm operated by a third party. The oil is tested to determine and identify hazardous constituents. If the oil meets certain specifications (which are described in the used oil regulations - 40 CFR ss. 279), it is considered "on-spec used oil." It is then partially cleaned through heating and filtration and is sold as fuel for industrial burners. If the oil does not meet those specifications, it is sold to facilities that are licensed to burn oil with those hazardous constituents. After a certain point of contamination, Whitewing will have to pay to have the oil burned. On management's information and belief, the oil collected is almost exclusively crankcase oil and so the instances of severely contaminated oil are rare. The market for this grade of fuel is seasonal and therefore Whitewing collects and stores oil until it is needed. Currently there is a greater market for on-spec used oil than Whitewing can supply.

     ABSORBENT SUPPLY AND RECYCLING - Whitewing distributes a full line of absorbents, including absorbent pads, loose material (including a private labeled absorbent product called "TotalSorb"), and booms and pillows that are used for emergency spill response, as well as for regular maintenance cleaning. Advanced Recovery Solutions, Inc. (ARS), a company owned 50% by Whitewing, also produces many of these products. Whitewing charges customers a fee to collect and dispose of the used absorbents, which are burned as fuel at a waste to energy co-generation facility either directly or after first being used to solidify sludge.

     OIL-WATER SEPARATOR SERVICE - Whitewing services in-ground settling tanks that vehicle repair facilities often use to collect and separate oil and sludge from floor drain water prior to release of the water to the sewer line. Periodically these units need to be serviced by a vacuum truck to empty them of oil and sludge. Depending on the location of the site, Whitewing either uses Connecticut Waste Oil's equipment to perform the service or subcontracts this service through properly licensed subcontractors.

     RELATED PRODUCTS - Whitewing markets several products, including its patented "Drain Mate" super funnel and its "Extractor Pro" liquid extractors. These products are used by the waste recycling industry to collect liquids for recycling or proper disposal. Currently, Whitewing assembles these products at its New Jersey facility from subcontractor-manufactured components. In the near future, Whitewing plans to establish a fabrication facility in order to enable the in-house manufacture of these products and also parts washer sinks and brake washer sinks.

     Whitewing markets a full line of environmental containment and spill response products through the UltraTech International, Inc. catalog. Delivery of these products is fulfilled by Ultratech, but Whitewing bills the customers directly. In addition to offering Whitewing an additional point of distribution, the exposure of Whitewing's products through catalog merchandizing further promotes Whitewing's image as a "one-stop" environmental and recycling company.


Customer Contracts:
-------------------

     Whitewing enters into contracts with each of its customers with respect to the type of service and products Whitewing provides to it. Approximately sixty-four percent of Whitewing's customers are small businesses. However, approximately thirty-six percent of Whitewing's customers are large firms in both automotive repair businesses and fleet operations, including:

X    Bridgestone/Firestone (the largest auto repair chain in the United States)
X    Monroe Muffler, Brake & Service
X    Federal Express
X    Jiffy Lube
X    Greyhound
X    United Parcel Service
X    United States Post Office

Operations Support:
-------------------

     Currently, Whitewing's computer operations run on a company owned, server-based network that connects most of its locations over a fiber optic T1 line. Whitewing manages its business on a customizable software package known as SBT (a division of ACCPAC). This package performs to the specifications of Whitewing, is scalable, and can grow with Whitewing to almost any size.

     Whitewing is also currently developing logistic and forecasting software that is interactive between its collection vehicles and its dispatchers, using real-time displayable truck tracking. This system will allow for more efficient service route planning and follow-up. Also, daily data from collection vehicles automatically downloads both invoicing and the need for the rescheduling of service for a particular customer. Future enhancements envisioned by management include the issuance of hand-held bar code scanners to drivers. These scanners are expected to enable Whitewing to control inventory movement more effectively. Management anticipates that a substantial portion of this technology will be in place and operational by the fourth quarter of 2002.

     Whitewing's logistic and forecasting software is expected to also be an increasingly effective sales and marketing tool. With the ability to visually locate existing account routes on screen, Whitewing's tele-marketing and sales staff expects to target specific customers and areas to increase route density. This is expected to enable Whitewing to deliver better service to its customers and increase equipment utilization.

Pending Acquisitions:
---------------------

     In August 2001, Whitewing formed a new corporation called Advanced Recovery Solutions, Inc. (ARS), which began operations in September 2001. Whitewing owns one half of the capital stock and the balance is held by the former owners of Cellutech, Inc., a company specializing in the recovery of residual short fiber (paper sludge) and polypropylene and the conversion of those wastes into industrial absorbents. Pursuant to a Shareholders Agreement, Whitewing intends to acquire an additional 40% of the ARS shares from the former Cellutech owners by September, 2004.

Marketing
---------

     The overall goal of the Whitewing marketing plan is to become the leading single source supplier of services and environmental products to the motor vehicle repair industry within its current sixteen state marketing area (From Maine to North Carolina and as far West as Ohio) and ultimately to expand our operations nationally. Management's strategy is to maximize account density with acquisitions in key marketing areas and increase sales with aggressive cross-selling techniques throughout the entire customer base. Whitewing's unique mix of products and services gives it a distinctive advantage in the market place which has helped Whitewing develop long term relationships with companies like Bridgestone/Firestone, UPS, FedEx, etc.

To achieve these goals Whitewing plans include:

- Installation of a computerized contact tracking system with GEO coding and mapping to be used with both our existing customers as well as prospective customers to determine both current and future needs and to provide superior customer service.

- Recruiting and training in house sales assistants for customer service, sales support and telemarketing.

- Hiring and training additional outside sales representatives to develop and implement the company's growth strategy

- Developing and implementing a direct mail and telemarketing program.

- Targeting specific trade shows to promote Whitewing services and to foster a strong image in the industry.

- Upgrading the Whitewing website to increase sales of the environmental products produced and marketed a wholly owned subsidiary of Whitewing.


Intellectual Property
---------------------

     Whitewing employs several proprietary systems, including logistics software, accounting software, refinements to recycling equipment and a reverse osmosis system for processing used antifreeze. Although many of these systems or their elements may be patentable, Whitewing does not have patents and has not made patent applications to cover these systems. The primary reason is to avoid disclosing information that can be used by competitors to upgrade their current systems. Whitewing plans to retain the services of an intellectual property law firm, to advise it on how to best protect these assets.

     In addition, Whitewing owns the intellectual property rights utilized by ARS pursuant to an Intellectual Property Purchase Agreement with Geoffrey Perry. Pursuant to that agreement, Whitewing has unfettered right and title to this intellectual property under a royalty-free license. These products and processes include a specialized process to fill absorbent socks and booms, chemical formulas for acid and base neutralizers, pet bedding, cat litter, hydrophobic absorbents and a variety of other products.

Competition:
------------

     Most recycling businesses that service the automotive industry are small, family owned operations dealing in specific or limited waste streams. The few companies that attempt horizontal expansion tend to specialize in one waste stream and often continue to haul waste rather than recycle it. A customer of one of these waste hauling businesses may find itself liable for a cleanup as a potentially responsible party under existing federal and state waste remediation laws. Whitewing's marketing team exploits this risk through customer education.

     In addition to the problem of offering fragmented services, most recycling businesses employ technologies and methods that are inefficient and outdated. A typical recycling company owner may have begun as a junkyard operator and often retains that mentality as the business evolves. These smaller operations could be suitable targets for acquisition by Whitewing. Even where they have some technical, strategic or customer related advantage, they often lack the business experience and skill to recognize or exploit them.

     Whitewing's principal competitors in its present service region are Safety-Kleen and Clean Harbors. Safety-Kleen is presently operating in the context of Chapter 11 bankruptcy reorganization and is the subject of litigation involving the sale of allegedly toxic and carcinogenic solvents. By contrast, the solvents that Whitewing sells are non-chlorinated and are deemed non-hazardous under EPA standards. Clean Harbors is principally engaged in the business of environmental remediation but also offers certain overlapping services with those offered by Whitewing and is therefore viewed as an indirect competitor.

     In collection of waste oil and oil filters, Whitewing generally competes with local or smaller regional companies. In its fluid recovery service, Whitewing generally competes with many firms engaged in the transportation, brokerage and/or disposal of these wastes through recycling, fuels programs or incineration.

     Being a minor participant in the fuel and antifreeze market, the price at which Whitewing sells its on-spec fuel and antifreeze is primarily dictated by a market dominated by large multinational oil companies. Whitewing is also a minor participant in the sale of scrap steel, which in the case of Whitewing is recovered from used oil filters.

     The principal methods of competition for Whitewing's collection service are price, quality, reliability of service rendered and technical proficiency in handling wastes properly. Knowledgeable customers are interested in the reputation and financial strength of the companies they use for management of their waste streams, because, as original generators of environmental wastes, they remain liable under federal and state environmental laws for improper disposal of such wastes, even if they employ companies which have proper permits and licenses. Whitewing believes that its technical proficiency, reputation and financial strength are important considerations to its customers in selecting and continuing to utilize Whitewing's services.

Regulation:
-----------

     OVERVIEW. State and federal governmental regulations applicable to Whitewing's business govern, among other things: the handling of waste oil collected by Whitewing; Whitewing's transportation of waste oil; the operation of the facilities at which Whitewing stores and processes the waste oil and filters it collects; and the ultimate disposal of waste Whitewing removes from the oil and of the filters it collects. An increase in governmental requirements for the treatment of any particular material generally increases the value of Whitewing's services to its customers, but may also increase Whitewing's costs.

     Various permits are generally required by federal and state environmental agencies for Whitewing's transportation, accumulation and oil processing facilities. Most of these permits must be renewed periodically. Zoning, land use and siting restrictions also apply to these facilities. Regulations also govern matters such as the disposal of residual wastes, operating procedures, storm water and waste-water discharges, fire protection, worker and community right-to-know and emergency response plans. Air and water pollution regulations govern certain operations at Whitewing's facilities. Safety standards under the Occupational Safety and Health Act are also applicable. Governmental regulations also apply to the operation of vehicles used by Whitewing to transport the oil it collects and distributes, including licensing requirements for the vehicles and the drivers, vehicle safety requirements, vehicle weight limitations, shipment manifesting and vehicle placarding requirements. Governmental authorities have the power to enforce compliance and violators are subject to civil and criminal penalties. Whitewing believes it is in compliance with these laws and regulations.

     Whitewing has a compliance committee comprised of three individuals and consults with environmental and safety professionals. The committee's responsibility is to continuously improve the procedures and practices to be followed by Whitewing, to comply with various federal, state and local laws and regulations involving the protection of the environment and worker health and safety, and to monitor compliance.

     HAZARDOUS AND SOLID WASTE REQUIREMENTS. Whitewing's services involve the collection, transportation, storage, processing, recycling and disposal of automotive waste materials. Many of these materials are regulated in the United States as "solid wastes" under the Resource Conservation and Recovery Act of 1976 ("RCRA"). In addition to being regulated as solid wastes, some of these materials are further regulated as "hazardous wastes". Accordingly, Whitewing is subject to federal and state regulations governing hazardous and solid wastes. RCRA established a national program, which classified various substances as "hazardous wastes," established requirements for storage, treatment and disposal of hazardous wastes, and imposed requirements for facilities used to store, treat or dispose of such wastes. RCRA was amended in 1984 by the Hazardous and Solid Waste Amendments ("HSWA") which expanded the scope of RCRA to include businesses which generate smaller quantities of waste materials (so-called "small quantity generators"), expanded the substances classified as hazardous wastes by RCRA and prohibited direct disposal of those wastes in landfills (thereby, in effect, requiring that the wastes be recycled, treated, or destroyed).

     Hazardous and solid waste regulations impose requirements which must be met by facilities used to store, treat and dispose of these wastes. Operators of waste storage, disposal and treatment facilities, such as Whitewing, must obtain a RCRA permit from federal or authorized state governmental authorities to operate those facilities. States may also require a solid waste permit. Whitewing possesses waste transporter permits in all states where it has operations and is in the process of obtaining facility permits in Harrisburg, Pennsylvania and Wallingford, Connecticut.

     ENFORCEMENT ACTIONS. Whitewing fully intends to comply with all environmental regulations and other governmental requirements. Whitewing has instituted several programs to ensure compliance, including suspending site operations if appropriate corrective actions are not taken to remedy potential defects. Whitewing conducts regular audits of its facilities to assess compliance with federal and state environmental and safety laws and regulations. Any potential deficiencies are identified and a corrective action plan is prepared and implemented to eliminate the potential defect.

     POTENTIAL ENVIRONMENTAL LIABILITIES. Based on its past experience and its knowledge of pending cases, Whitewing believes it is unlikely that Whitewing's actual liability on case now pending will be materially adverse to its financial condition. It should be noted, however, that many environmental laws are written and enforced in a way in which the potential liability can be substantial, and it is always possible that Whitewing's actual liability in any particular case or claim will prove to be larger than the amount anticipated and accrued. It is also possible that expenses incurred in any particular reporting period for remediation costs or for fines, penalties, or judgments could have a material impact on Whitewing's results of operations for that period.

Facilities:
-----------

Ridgefield, New Jersey - Approximately 15,000 square foot space with 5 loading docks. Used for trucking, oil filter processing, antifreeze processing, and environmental product assembly. Also contains corporate offices. When offices are moved the space will be used for increased antifreeze production.

Ridgefield, New Jersey - Approximately 5,500 square foot office space in the process of being built-out. Management believes that occupancy should commence in early September.

Middleboro, Massachusetts - Approximately 3,500 square foot space used for trucking and oil filter processing.

Harrisburg, Pennsylvania - Approximately 6,000 square foot space used for product assembly, drum maintenance, and trucking.

Follensbee, West Virginia - Approximately 2,000 square foot space used for trucking.

     Whitewing's facilities are of two types - processing facilities and consolidation centers. Whitewing's most extensive processing facility is located in Ridgefield, NJ, where it processes oil filters, re-manufactures antifreeze and assembles products. The Ridgefield facility also acts as a distribution point for Whitewing products. Whitewing's executive and administrative offices are also located at the Ridgefield facility. Whitewing is planning to move its executive and administrative offices to a nearby location and expand its antifreeze remanufacturing facilities into the space currently occupied by offices. This will enable the manufacturing facilities to be enlarged in the most natural and cost effective manner and will afford Whitewing appropriate administrative space for expansion of its operations.

     The second processing facility, in Middleborough, Massachusetts, processes oil filters and serves as a distribution point for all Whitewing products. Whitewing operates consolidation centers in Harrisburg, PA and in the greater Pittsburgh area. Both centers also serve as distribution points for all Total Recycling products.

     Whitewing owns or leases thirty vehicles consisting of twenty-two box trucks, five vacuum trucks, three pump trucks, a tractor, and a tank trailer.

     Whitewing believes that its current and planned facilities are adequate and suitable for its current operations, with fifty percent excess capacity available for expansion. Whitewing expects the expansion of operations beyond excess capacity which is currently available, of which there is no assurance, will require a corresponding expansion of facilities.

Personnel:
----------

     Whitewing employs fifty-seven persons, including executive officers. The positions break down as follows:

Executive and administrative                15
Operations Management                        4
Sales and Marketing                          3
Truck Drivers                               24
Laboratory                                   2
Warehousing and Processing                   9
                                           ----
         Total                              57

     Whitewing's employees are not represented by a union or collective bargaining organization. Management considers its relations with Whitewing's employees to be generally good. Management anticipates the need for at least four additional sales representatives, one additional sale assistant, and two additional administrative positions in the near future. Depending on the nature of the companies Whitewing may acquire in the future, it may also need additional drivers and warehousemen. However, these hires would all represent variable costs and would only be brought on board if Whitewing's revenue growth justified their need. Whitewing has strengthened senior management in order to manage this growth properly and to help facilitate Whitewing's acquisition strategy.

Legal and Regulatory Proceedings:
---------------------------------

     At the date of this prospectus, Whitewing is not engaged in any material litigation and/or regulatory actions:

     Whitewing may be involved in litigation and regulatory proceedings as part of its normal business.


                             WHITEWING'S MANAGEMENT

     The following table presents the names, ages and terms of Whitewing's office of directors and executive officers.

                                                                       Director
Name                   Age      All positions with Whitewing           Since
----                   ---      ----------------------------           -----
Joseph Bianco           50      Chairman of the Board of Director      2002
Andrew V. Latham, Jr.   47      Director, President and                2002
                                   Co-Chief Executive Officer
Norman Raben            72      Director, Executive Vice President,    2002
                                   Secretary and Co-Chief Executive
                                   Officer
Bruce Raben             49      Director                               2002
Charles J. Stuto        38      Vice President-Finance, Treasurer
                                   and Chief Financial Officer

Thomas A. Cattani       41      Vice President, Assistant Secretary      -
                                   and General Counsel
Anthony Delconte        52      Senior Vice President-Sales and          -
                                   Marketing
Frances M. Latham       47      Vice President-Administration            -
                                   and Asst. Secretary
Jack Licata             40      Asst. Vice President-Sales &             -
                                   Marketing

     The board that resigned in connection with Whitewing's acquisition of Total Filter Recycling, Inc. has the right to appoint a board member but thus far has not taken action.

     The holders of Whitewing's common shares elect each director. Each outstanding common share has one vote. If the election is held at the annual meeting of stockholders, the vote required for election is a simple majority of the total votes cast for and withheld from voting for each director, assuming a quorum of at least one-half of all outstanding common shares is present in person or represented by proxy. If the election is by written consent instead of at an annual meeting, as permitted by Delaware corporation law, the vote required for election is a simple majority of the total outstanding common shares. Whitewing's Certificate of Incorporation currently provides for a Board of Directors divided into two classes of directors serving staggered terms, with one-half of the total number of authorized directors (currently five) to be elected annually to serve a two-year term. The current board of directors serves as a result of the Stock Exchange Agreement under which Whitewing acquired Total Filter on May 3, 2002. The term of office of Messrs. Bianco and Latham expires in 2004 and the term of office of Messrs. B. Raben, N. Raben, and a vacant seat expires in 2003.Directors are currently uncompensated Whitewing's board of directors elects or appoints its officers, as provided in the bylaws, subject to any employment agreements.

     Whitewing is authorized by Delaware corporation law and its bylaws to indemnify its directors and officers against damages, which qualify, in the opinion of the disinterested members of the board, for indemnification. Whitewing is authorized to purchase liability insurance to cover this indemnification. The Securities and Exchange Commission has informed Whitewing that it is against public policy for Whitewing to indemnify its directors and officers for liabilities arising under the Securities Act and that claims for indemnification for this type of liability is unenforceable.

     Whitewing's Board of Directors has established an audit committee comprised of two directors which are to meet periodically to consult with Whitewing's independent auditors concerning their engagement and audit plan, and concerning the auditor's report and management letter and, with the assistance of the independent auditors, to monitor the adequacy of Whitewing's internal accounting controls. Due to changes in control-transactions of Whitewing, the Board of Directors has changed significantly.

     Whitewing's Board of Directors previously established a compensation committee comprised of two outside directors. In June 2001, the committee was expanded to include all members of Whitewing's Board of Directors. In July 2001, the committee met to review and determine the compensation of Whitewing's executive officers and all employees, to administer Whitewing's Stock Option Plan, to adopt compensation policies and practices, and to nominate the individuals to be proposed by the Board of Directors for election as directors of Whitewing. In April of 2002 Whitewing experienced a change in its Board of Directors resulting from the acquisition of Total Filter. Currently, all four members of Whitewing's directors meet to comprise the compensation committee.

     Joseph Bianco is the Chairman of Whitewing. He is a major shareholder of HelloNetwork.com., Inc. From 1998 to 2000 he was the controlling shareholder, Chairman and CEO of Cognitive Arts Corp., developer of educational and training software and was 1998 to 2001 Co-Chairman and a member of the Board of Directors of The InterLink Companies, Inc. In 1990, Mr. Bianco founded Alliance Entertainment Corp., a public company listed on the New York Stock Exchange which in 1995 had sales in excess of $750 million and EBITDA of $50 million. Mr. Bianco resigned as CEO, but remained a Director in connection with a sale of control of Alliance in 1996. In 1997 Alliance filed for Chapter 11 protection from creditors. In 1998 Alliance emerged from bankruptcy. Mr. Bianco is today a consultant to Alliance, the largest "one-stop" distributor of music in the country. In 1982, Mr. Bianco bought Lotus Performance Cars Inc., which was sold to General Motors in 1987. He graduated from Yale Law School in 1975 and was subsequently appointed Associate Dean of the Cardozo School of Law at Yeshiva University.

     Andrew V. Latham, Jr. is a director and the President and Co-Chief Executive Officer of Whitewing. In the 1970's and 1980's Mr. Latham, then a competitive motorcycle racer, was involved with and owned companies in the motorcycle and automotive industries. These enterprises helped enhance Mr. Latham's technical knowledge and skills, while also introducing him to the environmental and recycling needs of the motor vehicle repair industry. In 1990 he founded Environmental Management Products and in 1992 he founded Total Filter Recycling, Inc. Mr. Latham has been involved in all aspects of the business. He has drafted Whitewing's expansion and acquisition plans, developed the present infrastructure, managed Whitewing to its present position and is Whitewing's Chief Technology Officer. Whitewing plans to enter into an employment contract with Mr. Latham. He attended Farleigh Dickenson University, majoring in Mechanical Engineering. Mr. Latham is Frances Latham's husband.

     Norman Raben is a Director and the Executive Vice President, Secretary, and Co-Chief Executive Officer of Whitewing. Until December 31, 2001, Mr. Raben was a Senior Vice President of the Source Interlink Companies, Inc., a NASDAQ listed company with annual revenues approaching $400 million. He acted as a consultant to Source Interlink until May 31, 2002. Prior to that acquisition, in early 1999, Mr. Raben and a group of investors, which included Joseph Bianco and Bruce Raben, acquired a magazine distribution company named Deyco, Inc, which they used as a vehicle to acquire International Periodical Distributors, Inc. in early 2001. These two entities were renamed The InterLink Companies and they jointly consolidated a significant portion of the magazine distribution market prior to their sale to The Source Information Management Company. Mr. Raben has over twenty-five years experience in magazine publishing, printing, direct marketing and distribution. He attended George Washington University. Whitewing expects to enter into an employment agreement with Mr. Raben. Mr. Raben is Bruce Raben's father.

     Charles J. Stuto is Whitewing's Vice President-Finance, Treasurer, and Chief Financial Officer. He was in private practice until early 2001, specializing in private small to mid-sized companies. In 2001, Mr. Stuto sold his interest in his firm Vogel & Stuto, PA, and joined Total Filter. Mr. Stuto is a licensed CPA in the states of New Jersey and New York and is the holder of a NASD Series 6 license. Mr. Stuto is responsible for all of Whitewing's accounting, tax compliance, financial aspects of acquisition planning, establishing and maintaining of banking relationships, and all other financial and treasury functions. Mr. Stuto earned a BS degree in accounting from Rowan University in New Jersey.

     Bruce Raben is a Director of Whitewing. Mr. Raben is a managing director of CIBC World Markets. Prior to joining CIBC-World Markets in 1996, he was a founder, Managing Director and co-head of the Corporate Finance Department of Jefferies & Co. Mr. Raben has served as a Director of various public and private companies, and currently serves on the Boards of Evercom, Inc., Fresh Direct, helloNetwork.com Inc. and Equity Marketing, Inc. Mr. Raben is an investor in many private companies and, until May 2002, was Co-Chairman and a member of the Board of Directors of The InterLink Companies, Inc. He earned an MBA degree from the Columbia Business School and an AB from Vassar College. Mr. Raben is Norman Raben's son.

     Thomas A. Cattani, Esq. is Whitewing's Vice President, Asst. Secretary, and General Counsel. Mr. Cattani was in private practice as a sole practitioner from April 1994 until July 2000, at which time he joined Whitewing. In private practice, Mr. Cattani concentrated on the legal needs of small and medium sized businesses. Mr. Cattani is licensed to practice before all courts in the State of New Jersey, United States District Court, and the United States Tax Court. He prepares the majority of the Whitewing's contracts and retains and manages the relationships with outside counsel, as required. He is responsible for all regulatory compliance (both facilities and transportation), licensing, permitting and all legal matters including acquisitions, contracts, collections and corporate formalities. He also supervises the Human Resources Department. Mr. Cattani earned a J.D. Degree from Rutgers University School of Law in 1988. He was the recipient of a Tax Honors Certificate.

     Anthony Delconte is Senior Vice President - Sales and Marketing. From 1996 to 1998, Mr. Delconte was Vice President of First Source, an environmental company. In 1998, First Source merged with US Liquids and Mr. Delconte assumed the position of District Manager. Mr. Delconte joined Whitewing in July of 2002 and is responsible for complete oversight of Whitewing's Sales and Marketing efforts.

     Frances M. Latham is Whitewing's Vice President-Administration and Asst. Secretary. After a fifteen-year career in the retail food industry and with American Truck & Trailer Company, where she served as the controller, Ms. Latham joined Total Filter. Since 1992, she has served as the Director of Business Administration of Total Filter. She is the wife of Mr. Latham. Ms. Latham attended Farleigh Dickenson University with a major in Environmental Science/Biology.

     Jack Licata is Whitewing's Vice President-Sales & Marketing. He is a former captain in the United States Air Force where he was a Combat Crew Commander and Minuteman II Nuclear Missile Launch Officer. He was honorably discharged in 1988 with the Distinguished Service Award. From 1988 to 1994, Mr. Licata worked in sales for the nation's largest Mack Truck and Ford Heavy Truck distributor. In 1994, he co-founded Clean Earth and Sea, Inc., where he was Vice President of Sales. In 1998 Clean Earth and Sea, Inc. merged with Total Filter. Mr. Licata is responsible for all sales and marketing efforts and directly supervises the Whitewing's sales force. He is also involved in areas of regulatory compliance and issues related to transportation. Mr. Licata earned a BSBA degree from The Citadel and a MBA degree from University of Missouri.

                     COMPENSATION OF WHITEWING'S MANAGEMENT

     The following table presents the annual and long term compensation Whitewing has paid to its chief executive officer and the three highest paid officers receiving annual salaries in excess of $100,000.00 during the past three years.

                                 Annual Compensation
---------------------     -------------------------------------
Name &                                    Other
Principal              Fiscal   Salary &  Annual
Position               Year     Bonuses   Compensation
--------               ------   -------   ------------

Cynthia Kolke          1999     88,500
(Chief Executive       2000     88,500    28,998*
  Officer)             2001     90,000     2,331*

Andrew T. Libby, Jr.   1999     None
(Chief Executive       2000     None
  Officer)             2001     None

Andrew V. Latham, Jr.  1999     None
(Co-Chief Executive    2000     None
  Officer)             2001     None

Norman Raben           1999     None
(Co-Chief Executive    2000     None
  Officer)             2001     None

*Includes payments of $ 28,998 in 2000 and $2,331 in 2001 of accrued vacation.

     Whitewing leased and paid the insurance on an automobile on Ms. Kolke's behalf at a cost of $5,798 in 2001. There are no further obligations under this lease as Ms. Kolke resigned as President on November 28, 2001.

     Ms. Kolke served as Whitewing's chief executive officer until November 30, 2001. Mr. Libby served as Whitewing's chief executive officer from November 30,, 2001 to May 3, 2002. Mr. Latham has served as the chief executive officer of Total Filter beginning at inception in 1992 and became the chief executive officer of Whitewing on May 3, 2002 as a result of Whitewing's acquisition of Total Filter. None of the named officers have received restricted stock awards, LTIP payouts, or other long term compensation.

  TRANSACTIONS BETWEEN WHITEWING AND ITS MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     On October 1, 2001, Total Recycling Services, Inc. ("TRS") granted an option to purchase 4.5 million shares of Common Stock at an exercise price of $.01 per share to Joseph Bianco and Bruce Raben, commencing in 2002, Chairman of the Board and Director of the Company, respectively. At the date of grant, neither Joseph Bianco nor Bruce Raben were directors or officers of Whitewing or TRS. The options were granted in consideration of their locating a public company resulting in an effective merger. No accouting recognition was recorded at the date of grant. On May 3, 2002, in conjunction with the closing of the purchase of Whitewing, the option was exercised and 4.5 million shares of Common Stock were issued.

     On July 31, 2002, the Company and a shareholder, Andrew V. Latham, Jr. guaranteed a promissory note between ARS and a lender in the amount of $641,250. The Company unconditionally guarantees payment of all amounts owing under the note. The guarantee remains in effect until the note is paid in full.


                      STOCK HELD BY WHITEWING'S MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to Whitewing regarding beneficial ownership of Whitewing's common stock by:

o    Whitewing's directors and officers, individually;
o    Whitewing's directors and officers, as a group; and
o    Other persons who own more than five percent of Whitewing's common stock.

Whitewing believes the named persons have sole investment and voting power over the shares.

Name                                        Number of Shares     Percentage
----                                        ----------------     ----------
Joseph Bianco                                  3,350,000            9.55
Andrew V. Latham, Jr.                         11,000,000           31.37
Norman Raben                                     950,000            2.71
Charles J. Stuto                                 150,000            0.43
Bruce Raben                                    3,150,000            8.98
Thomas A. Cattani                                      -               -
Frances M. Latham *                                    -               -
Jack Licata                                      300,000            0.86
Total shares owned by
Management (8 persons)                        18,900,000           54.00

W-Net, Inc.                                    3,243,000            9.25
3940 Laurel Canyon Boulevard, #327
Studio City, California  91604

* Frances Latham is the spouse of Andrew Latham. All shares listed for Andrew Latham are jointly held by Frances Latham.

                   INFORMATION ABOUT WHITEWING'S COMMON STOCK

     Whitewing is authorized by its articles of incorporation to issue up to 100,000,000 shares of common shares. Each share has a $.001 par value. A total of 35,061,443 common shares are issued and outstanding at the date of this prospectus. Each of the common shares has the following rights:

1. To receive its equal share of dividends when the board decides to declare them from Whitewing's funds which can be legally used to pay dividends;

2. To receive its equal share of assets in a liquidation, dissolution or winding up of Whitewing's affairs, after payment of all debts; and

3. To one vote on election of each director and other matters submitted to a vote of stockholders.

     The common stock does not carry a right to purchase additional common stock in the event Whitewing issues more common stock or the right to convert into any other type of security Whitewing may issue in the future. Whitewing is not required to and has not set up any fund to repurchase its common stock. The shares of common stock now outstanding are fully authorized and are legal shares and are not assessable.

     Whitewing's transfer agent is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204-2991.

                              SELLING STOCKHOLDERS

     Whitewing is registering for resale certain shares of its common stock by the selling stockholders identified below. Whitewing agreed to register these shares in connection with its acquisition of Total Filter Recycling, Inc. on May 3, 2002. The following table sets forth:

o    The name of each selling stockholders
o The number and percentage of shares of Whitewing's common stock the selling stockholders own before the sale of any shares covered by this prospectus.
o The number of shares the selling stockholders may offer under this prospectus.
o The number of shares the selling stockholders will own after the sale of shares covered by this prospectus, assuming the selling stockholders sell all of the shares they are entitled to sell under this prospectus.

     The selling stockholders have provided the information set forth below. The percentage information is based on 35,061,443 shares of Whitewing's common stock issued and outstanding at July 31, 2002.

                      Shares Beneficially Owned                        Shares Beneficially Owned
                         Prior to the Offering          Shares            After to the Offering
                       ------------------------                         -------------------------
Selling Stockholders   Number            Percent        Offered         Number            Percent
--------------------   -------           -------     --------------     ------            -------
David Eisenstein         75,000          0.21%           75,000                0           0.00%
Douglas Jacobson        203,000          0.58%          203,000                0           0.00%
Andrew T. Libby, Jr.    278,500          0.79%          278,500                0           0.00%
John Preto               75,000          0.21%           75,000                0           0.00%
W-Net, Inc.           3,243,000          9.25%        3,243,000                0           0.00%
Joseph Bianco         3,350,000          9.55%          300,000        3,050,000           8.70%
David Buescher          150,000          0.43%          100,000           50,000           0.14%
Gloria DeCandia         150,000          0.43%          100,000           50,000           0.14%
Patricia DeCandia       150,000          0.43%          100,000           50,000           0.14%
William E. DePriest     150,000          0.43%          100,000           50,000           0.14%
Edward Dietze           150,000          0.43%          100,000           50,000           0.14%
Douglas Ewertsen        150,000          0.43%          100,000           50,000           0.14%
Jane Kent                75,000          0.21%           50,000           25,000           0.07%
KSH Strategic Fund I    100,000          0.29%          100,000                0           0.00%
Andrew Libby             75,000          0.21%           50,000           25,000           0.07%
Edith Licata            150,000          0.43%          100,000           50,000           0.14%
Paul Lipari             150,000          0.43%          100,000           50,000           0.14%
Joseph Mannis           150,000          0.43%          100,000           50,000           0.14%
Mark Minkus           1,500,000          4.28%        1,000,000          500,000           1.43%
Joseph O'Neill          250,000          0.71%          200,000           50,000           0.14%
Bruce Raben           3,150,000          8.98%          500,000        2,650,000           7.56%
Norman Raben            950,000          2.71%          100,000          850,000           2.42%
Redwall Partners, LLC   300,000          0.86%          200,000          100,000           0.29%
Craig Reynolds          800,000          2.28%          600,000          200,000           0.57%
Stephen Schloss         100,000          0.29%          100,000                0           0.00%
Charles Stuto           150,000          0.43%          100,000           50,000           0.14%
Sarah C. Sutherland     150,000          0.43%          100,000           50,000           0.14%
Peter Tyson             150,000          0.43%          100,000           50,000           0.14%
Leon Wagner             600,000          1.71%          400,000          200,000           0.57%
Michael &
Patricia Wanas          150,000          0.43%          100,000           50,000           0.14%

Joseph Bianco and Bruce Raben are directors of Whitewing.
Norman Raben is a director and officer.
Charles Stuto is an officer.


                  PLAN OF DISTRIBUTION BY SELLING STOCKHOLDERS

     The selling stockholders or their successors may sell the shares directly to purchasers or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices, a varying prices determined at the time of sale, or at negotiated prices. These sales may be in transactions, which may involve crosses or block transactions:

o    On the OTC Bulletin Board. o In the over-the-counter market.
o In transactions otherwise than the OTC Bulletin Board of the over-the-counter market.
o Through the writing of options, whether the options are listed on an options exchange or otherwise;
o    Through the settlement of short sales.

     In connection with the sale of the shares, or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell Whitewing's common stock short and deliver the shares to cover to close out their short positions, or loan or pledge their shares to broker-dealers who in turn may sell the shares.

     The aggregate proceeds to the selling stockholders from the sale of the shares offered by them will be the purchase price of the shares less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents. Whitewing will not receive any proceeds from the sale of the shares.

     In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed securities brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and has been complied with.

     The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, concessions, commissions or profit they earn on any re-sales of the shares may be underwriting discounts or commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Act.

     In addition, any shares covered by this prospectus which also qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may transfer, devise or gift his shares by other means not described in this prospectus.

     To the extent required, the specific shares to be sold, the purchase prices and the public offering prices, the name of any agent, dealer or underwriter and any applicable discounts or commissions with respect to a particular offer or sale will be set forth in accompanying prospectus supplement or, if appropriate, in a post-effective amendment to the registration statement of which this prospectus is a part.

     Whitewing entered into registration rights agreements with selling stockholders which requires Whitewing to register, or use commercially reasonable efforts to register, the shares for resale by the selling stockholders under applicable federal and state securities laws. The agreement provides for cross indemnification of the selling stockholders and of Whitewing and its directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the shares including liabilities under the Securities Act. Whitewing and the selling stockholders have been advised by the SEC that indemnification for liabilities under the Securities Act may be illegal as against public policy and therefore unenforceable, in which case the agreement provides for contribution by the parties.

     This offering of the shares for resale by the selling stockholders will begin on the date of this prospectus and continue as long as this prospectus is in effect or until the selling stockholders have sold all of their shares, whichever occurs first. If required, Whitewing will distribute a supplement to this prospectus or amend the registration statement of which this prospectus is a part to describe material changes to the terms of the offering.

     Whitewing is paying all of the costs for registering the shares for resale by the selling stockholders. These expenses include the SEC's filing fees and filing fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with their resale of the shares.

Regulation M applies to the selling stockholders:
------------------------------------------------

     A selling stockholder, a group of selling stockholders acting together, and family members of selling stockholders should not place any bid for, purchase or attempt to purchase, directly or indirectly, any of Whitewing's common shares in the public market before he, or all of them in the case of a group, have sold all of Whitewing's shares he or she is entitled to sell under this prospectus. Also, the selling stockholders should not attempt to convince anyone else to bid for or purchase Whitewing's common stock in the public market before he has sold all of his shares covered by this prospectus. To do so may violate Regulation M under the Securities Exchange Act. Any person who, directly or indirectly, bids for or effects any purchase of the common stock for the purpose of pegging, fixing or maintaining the price of Whitewing's common shares, practices known as "stabilizing", may violate Regulation M if the action does not comply with Regulation M. Furthermore, no person should engage in any activity that is fraudulent, manipulative, or deceptive under the federal securities laws and regulations.


                MARKET FOR THE SHARES, DIVIDENDS ON COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

Market for the Shares:
----------------------

     Whitewing's common stock quoted on the OTC Bulletin Board under the trading symbol of "WWLI". The high and low bid quotations for Whitewing's common stock each quarter for the past two fiscal years and the two quarters ended June 30, 2002:

                                          2000                2001                2002
                                     High      Low       High      Low       High      Low
First Quarter ended March 31,        $0.56     $.156     $0.15     $0.09     $0.38     $0.17
Second Quarter ended June 30,        $0.14     $.218     $0.15     $0.08     $0.76     $0.32
Third Quarter ended September 30,    $0.28     $.187     $0.14     $0.09
Fourth Quarter ended December 31,    $0.59     $.125     $0.28     $0.06

     The high and low bid quotations for Whitewing's common stock on August 29, 2002 were $0.24 and $0.20.

     These quotations are inter-dealer quotations without retail markup, markdown or commissions and may not represent actual transactions.

Number of stockholders:
-----------------------

     At the date of this prospectus, Whitewing has approximately 150 stockholders, based upon information provided by its transfer agent, Depository Trust Company reports, and internal records.

Dividends:
----------

     Whitewing can legally pay dividends on its common stock only out of current and retained earnings and surplus. The board of directors has the exclusive authority and discretion to declare dividends. Whitewing has not declared or paid any dividends and does not expect to pay any in the foreseeable future. The board is expected to consider earnings, capital requirements and financial condition, as well as other factors, which the board believes are relevant, before it approves any dividends.

                           INTEREST OF COUNSEL

     Whitewing is relying on an opinion given by Jackson L. Morris, Esq., Tampa, Florida, as to the legality of the common shares. Mr. Morris does not own any of Whitewing's common stock.

                                  EXPERTS

     The historical statements of Whitewing Environmental Corp. (name changed from Whitewing Labs, Inc. and formerly Total Recycling Services, Inc.) as of December 31, 2001, and for the years ended December 31, 2000 and 2001, included in this prospectus/registration statement have been audited by M.R. Weiser & Company, LLP, independent certified public accountants, as stated in their report appearing herein, and was included in reliance upon the authority of that firm as experts in auditing and accounting. Their report contains an explanatory paragraph regarding an uncertainty as to the Company's ability to continue as a going concern.

     The financial statements of Whitewing Labs, Inc. included in this prospectus and the related registration statement, to the extent and for the periods indicated in their reports, have been audited by Moss Adams LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


Change In Accountants:
----------------------

     Effective May 16, 2002, the Board of Directors approved the dismissal of Moss Adams, LLP as Whitewing's independent accountants and the engagement of M.R. Weiser as Whitewing's independent accountants. The movement of all operations of the business from California to New Jersey as a result of the Total Filter acquisition necessitated obtaining an accounting firm of close proximity to Whitewing's operations. The reports of Moss Adams, LLP on Whitewing's financial statements as of and for the fiscal years ended December 31, 2001 and December 31, 2000 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During Whitewing's fiscal years ended December 31, 2001 and 2000 and in the interim period from January 1, 2002 through May 16, 2002 preceding the dismissal of Moss Adams, LLP there were no disagreements between Whitewing and Moss Adams, LLP concerning any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moss Adams, LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Moss Adams, LLP has furnished a letter addressed to the SEC stating that Moss Adams, LLP agrees with the above statements. A copy of this letter, dated May 21, 2002, is filed as Exhibit 16.1 to the report on Form 8-K filed under date of event of May 22, 2002.

     Whitewing did not consult with M.R. Weiser during the fiscal years ended December 31, 2001 and 2000 on the application of accounting principles to a specified transaction; the type of opinion that might be rendered on Whitewing's financial statements; any accounting, auditing or financial reporting issue; or any item that was either the subject of a disagreement or a reportable event as defined in Item 304 of Regulation S-B.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Whitewing is a reporting company and files annual, quarterly and current reports proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Commission's public reference rooms in Washington, D.C. and Chicago, Illinois. You can request copies of these documents by writing to the Commission and paying a fee for the copying costs. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Whitewing's filings are also available on the Commission's Web site at http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

Whitewing Environmental Corp.
-----------------------------

The consolidated financial statement information that accompanies this report, reflects the historical financial information of the predecessor entity, Total Recycling Services, Inc. and Subsidiaries and the consolidated results of operations of the Company subsequent to the acquisition.

Independent Auditors' Report                                            F-1
Consolidated Balance Sheets at December 31, 2001 (audited)
   and June 30, 2002 (unaudited)                                        F-2-3
Consolidated Statements of Operations for period ended
   December 31, 2000 and 2001 (audited) and six months ended
   June 30, 2001 and 2002 (unaudited)                                   F-4
Consolidated Statements of Changes in Stockholders' Equity for
   the years ended December 31, 2000 and 2001 (audited) and the
   six months ended June 30, 2002 (unaudited)                           F-5-6
Statements of Cash Flows for the years ended December 31, 2000 and
   2001 (audited) and for the six months ended June 30, 2001 and
   2002 (unaudited)                                                     F-7-8
Notes to Consolidated Financial Statements                              F-9-25


Whitewing Environmental Corp.:
Independent Auditor's Report                                            F-26
Balance Sheet at December 31, 2001 (audited)                            F-27
Statements of Operations for the years ended December 31, 2000
   and 2001 (audited)                                                   F-28
Statements of Changes in Stockholders Equity for the years ended
   December 31, 2000 and 2001 (audited)                                 F-29
Statements of Cash Flows for the years ended December 31, 2000
   and 2001 (audited)                                                   F-29
Notes to Financial Statements                                           F-30-37

Balance Sheets at December 31, 2001 and March 2002 (unaudited)          F-38
Statements of Operations for the three months ended March 31, 2001
   and 2002 (unaudited)                                                 F-39
Statements of Cash Flows for the three months ended March 31, 2001
   and 2002 (unaudited)                                                 F-41
Notes to Financial Statements                                           F-42

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
Whitewing Environmental Corp. and Subsidiaries


We have audited the accompanying consolidated balance sheet of Whitewing Environmental Corp. and Subsidiaries (name changed from Whitewing Labs, Inc. on May 14, 2002 and formerly Total Recycling Services, Inc.) as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2000 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Whitewing Environmental Corp. and Subsidiaries (formerly Whitewing Labs, Inc.) as of December 31, 2001, and the results of their operations and their cash flows for the years ended December 31, 2000 and 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency, the Company's line of credit and bank loan expired on July 31, 2002 and the Company has guaranteed a promissory note between an affiliate and a lender. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ M.R. Weiser & Co. LLP


New York, N. Y.
July 2, 2002

                 WHITEWING ENVIRONMENTAL CORP. AND SUBSIDIARIES
                    (FORMERLY TOTAL RECYCLING SERVICES, INC.)

                           CONSOLIDATED BALANCE SHEETS


                                                      December 31,    June 30,
                  ASSETS                                   2001         2002
                                                       -----------   -----------
                                                                     (Unaudited)

Current assets:
    Cash and cash equivalents                          $   12,657    $   27,243
    Short term investments                                      -       200,000
    Accounts receivable, net of allowance for
      doubtful accounts of $39,000 and $57,000            439,088       678,485
    Inventory                                             215,704       220,351
    Note receivable, current portion                            -        64,970
    Due from affiliates                                    60,808       340,237
    Prepaid expenses                                       56,948        87,907
    Other current assets                                   21,301        87,813
                                                       -----------   -----------
           Total current assets                           806,506     1,707,006
                                                       -----------   -----------

Property and equipment, net                             1,169,431     1,197,075
                                                       -----------   -----------

Other assets:
    Intangible assets:
      Goodwill, net                                        85,390     2,812,424
      Other intangible assets, net                        265,898       448,124
                                                       -----------   -----------
           Total intangible assets                        351,288     3,260,548

    Investment in affiliate - at equity                   115,353        84,694
    Note receivable, net of current portion                     -       103,741
    Due from affiliates                                         -       209,000
    Other assets                                          126,491        90,207
                                                       -----------   -----------
           Total other assets                             593,132     3,748,190
                                                       -----------   -----------

           Total assets                                $2,569,069    $6,652,271
                                                       ===========   ===========

                                   (CONTINUED)

                               WHITEWING ENVIRONMENTAL CORP. AND SUBSIDIARIES
                                  (FORMERLY TOTAL RECYCLING SERVICES, INC.)

                                         CONSOLIDATED BALANCE SHEETS

                                                 (CONCLUDED)

                                                                                December 31,     June 30,
   LIABILITIES AND STOCKHOLDERS' EQUITY                                            2001            2002
                                                                                ------------   ------------
                                                                                                (Unaudited)
Current liabilities:
    Line of credit                                                              $   500,000    $   674,000
    Bank loan                                                                       278,500        278,500
    Current maturities of obligations
      under capital leases                                                          135,421         99,513
    Current maturities of loans payable                                              73,441         29,215
    Current maturities of loans payable - related parties                            75,000        172,752
    Accounts payable and accrued expenses                                           508,801        828,760
    Deferred revenue                                                                 34,470         42,759
    Stockholders' loans                                                                   -         31,411
                                                                                ------------   ------------
           Total current liabilities                                              1,605,633      2,156,910

Stockholders' loans                                                                  29,161              -
Obligations under capital leases, net of current maturities                          91,744         78,665
Loans payable, net of current maturities                                             16,420          1,961
Loans payable - related parties, net of current maturities                                -          8,300
Convertible loans payable - subordinated to bank                                    425,000              -
Security deposit                                                                     15,000              -
Put option obligation                                                                93,310         76,428
                                                                                ------------   ------------

           Total liabilities                                                      2,276,268      2,322,264
                                                                                ------------   ------------

Commitment and contingencies

Stockholders' equity:
    Common stock, $.001 par, 100,000,000 shares authorized,
      17,600,000 issued and 17,400,000 outstanding at December
      31, 2001 and 35,061,443 shares issued and outstanding at
      June 30, 2002                                                                  17,600         35,061
    Additional paid-in capital                                                      788,627      5,505,458
    Accumulated deficit                                                            (501,426)      (969,062)
    Unearned compensation                                                                 -       (241,450)
                                                                                ------------   ------------
                                                                                    304,801      4,330,007

    Treasury stock (200,000 shares at cost)                                         (12,000)             -
                                                                                ------------   ------------
           Total stockholders' equity                                               292,801      4,330,007
                                                                                ------------   ------------

           Total liabilities and stockholders' equity                           $ 2,569,069    $ 6,652,271
                                                                                ============   ============

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

The above statement gives retroactive effect to the recapitalization implicit in the reverse acquisition on
May 3, 2002.

                               WHITEWING ENVIRONMENTAL CORP. AND SUBSIDIARIES
                                 (FORMERLY TOTAL RECYCLING SERVICES, INC.)

                                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        For The
                                                  For The Years Ended               Six Months Ended
                                             -----------------------------   -----------------------------
                                             December 31,    December 31,      June 30,        June 30,
                                                  2000            2001           2001            2002
                                             -------------   -------------   -------------   -------------
                                                                              (Unaudited)     (Unaudited)
Service revenue                              $  1,947,135    $  2,261,932    $  1,000,839    $  1,626,622
Product sales                                   1,040,751       1,215,966         652,092         786,595
Rental income                                      14,265         106,106          59,098          27,938
                                             -------------   -------------   -------------   -------------
                                                3,002,151       3,584,004       1,712,029       2,441,155

Cost of goods and services sold                 1,701,001       2,112,544       1,016,917       1,440,375
                                             -------------   -------------   -------------   -------------

Gross profit                                    1,301,150       1,471,460         695,112       1,000,780
                                             -------------   -------------   -------------   -------------

Operating expenses:
    Selling, general and administrative
      expenses                                  1,057,847       1,454,267         717,192       1,293,216
    Depreciation and amortization                 164,301         195,761          95,104         110,025
                                             -------------   -------------   -------------   -------------
                                                1,222,148       1,650,028         812,296       1,403,241
                                             -------------   -------------   -------------   -------------

Operating income (loss)                            79,002        (178,568)       (117,184)       (402,461)
                                             -------------   -------------   -------------   -------------

Other income (expense):
    Other income                                      182           3,253             978             119
    Interest expense                             (111,538)       (120,271)        (54,135)        (50,877)
    Equity in earnings (loss) of affiliate              -          17,043               -         (13,778)
                                             -------------   -------------   -------------   -------------
                                                 (111,356)        (99,975)        (53,157)        (64,536)
                                             -------------   -------------   -------------   -------------

Loss before income taxes                          (32,354)       (278,543)       (170,341)       (466,997)

Income taxes                                        1,577           2,479             215             639
                                             -------------   -------------   -------------   -------------

Net loss                                     $    (33,931)   $   (281,022)   $   (170,556)   $   (467,636)
                                             =============   =============   =============   =============

Basic/diluted loss per share                          NIL    $       (.02)   $       (.01)   $       (.02)
                                             =============   =============   =============   =============

Weighted average shares outstanding            17,331,507      17,600,000      17,400,000      22,983,668
                                             =============   =============   =============   =============

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

The above statement gives retroactive effect to the recapitalization implicit in the reverse acquisition on
May 3, 2002.

                            WHITEWING ENVIRONMENTAL CORP. AND SUBSIDIARIES
                               (FORMERLY TOTAL RECYCLING SERVICES, INC.)
                            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001 AND FOR THE SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

                                                               Common Stock
                                    Common Stock               To Be Issued
                              --------------------------  --------------------------    Additional
                                 Shares        Amount        Shares        Amount     Paid-in Capital
                              ------------  ------------  ------------  ------------  ---------------

Balance, January 1, 2000       17,100,000   $    17,100       500,000   $       500   $      788,627

Common stock issued               500,000           500      (500,000)         (500)

Net loss
                              ------------  ------------  ------------  ------------  ---------------

Balance, December 31, 2000     17,600,000        17,600                                      788,627

Net loss
                              ------------  ------------  ------------  ------------  ---------------

Balance, December 31, 2001     17,600,000        17,600                                      788,627

Common stock issued
  for services                    200,000           200                                        6,363

Common stock issued
  for future services           1,000,000         1,000                                      249,000

Common stock sold for cash      3,200,000         3,200                                      737,367

Options granted for
  investment services
   (See Notes 4 and 16)                                                                    1,123,000

Exercise of options granted
  for investment services       4,500,000         4,500                                       (2,250)

Conversion of loans payable
  to common stock               1,700,000         1,700                                      423,300

Reverse acquisition             6,861,443         6,861                                    2,180,051

Recognition of compensation
  expense

Net loss (unaudited)
                              ------------  ------------  ------------  ------------  ---------------

Balance, June 30, 2002
  (unaudited)                  35,061,443   $    35,061             -   $         -   $    5,505,458
                              ============  ============  ============  ============  ===============

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

The above statement gives retroactive effect to the recapitalization implicit in the reverse acquisition on May 3, 2002.

                             WHITEWING ENVIRONMENTAL CORP. AND SUBSIDIARIES
                               (FORMERLY TOTAL RECYCLING SERVICES, INC.)
                             CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001 AND FOR THE SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

                                                              Treasury Stock           Total
                            Accumulated     Unearned    --------------------------  Stockholders'
                              Deficit     Compensation     Shares        Amount        Equity
                            ------------  ------------  ------------  ------------  ------------

Balance, January 1, 2000    $  (186,473)                    200,000   $   (12,000)  $   607,754

Common stock issued

Net loss                        (33,931)                                                (33,931)
                            ------------  ------------  ------------  ------------  ------------

Balance, December 31, 2000     (220,404)                    200,000       (12,000)      573,823

Net loss                       (281,022)                                               (281,022)
                            ------------  ------------  ------------  ------------  ------------

Balance, December 31, 2001     (501,426)                    200,000       (12,000)      292,801

Common stock issued
  for services                                                                            6,563

Common stock issued
  for future services                     $  (250,000)                                        -

Common stock sold for cash                                                              740,567

Options granted for
  investment services
   (See Notes 4 and 16)                                                               1,123,000

Exercise of options granted
  for investment services                                                                 2,250

Conversion of loans payable
  to common stock                                                                       425,000

Reverse acquisition                                        (200,000)       12,000     2,198,912

Recognition of compensation
  expense                                       8,550                                     8,550

Net loss (unaudited)           (467,636)                                               (467,636)
                            ------------  ------------  ------------  ------------  ------------

Balance, June 30, 2002
  (unaudited)               $  (969,062)  $  (241,450)            -   $         -   $ 4,330,007
                            ============  ============  ============  ============  ============

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

The above statement gives retroactive effect to the recapitalization implicit in the reverse acquisition on May 3, 2002.

                                 WHITEWING ENVIRONMENTAL CORP. AND SUBSIDIARIES
                                    (FORMERLY TOTAL RECYCLING SERVICES, INC.)

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              For The Years Ended     For The Six Months Ended
                                                             -----------------------   -----------------------
                                                            December 31,  December 31,  June 30,     June 30,
                                                                2000         2001         2001         2002
                                                             ----------   ----------   ----------   ----------
                                                                                       (Unaudited) (Unaudited)
Cash flows from operating activities:
    Net loss                                                 $ (33,931)   $(281,022)   $(170,556)   $(467,636)
    Adjustments to reconcile net loss to
      net cash provided by (used in) operating activities:
        Depreciation and amortization                          164,301      195,761       95,104      110,004
        Bad debt expense                                        24,458        3,799            -       17,500
        Gain on sale of equipment                                    -       (1,692)           -            -
        Equity in loss of affiliate                                  -      (17,043)           -       13,778
        Noncash compensation                                         -            -            -       15,113
        Changes in assets and liabilities,
          net of effects of purchase of subsidiary:
             (Increase) decrease in operating assets:
               Accounts receivable                              98,504       (9,578)    (150,780)    (257,077)
               Inventory                                       (88,788)     (62,851)     (21,869)      (4,647)
               Prepaid expenses                                 (4,142)       2,958       20,545      (25,553)
               Other current assets                            (15,077)      (6,224)       9,764      (66,511)
               Other assets                                        794      (22,158)     (16,594)     (13,716)
             Increase (decrease) in operating liabilities:
               Accounts payable and
                  accrued expenses                             (20,064)     233,846      141,567      297,771
               Deferred revenue                                  1,520       23,233       10,422        8,289
               Security deposit                                 15,000            -            -      (15,000)
                                                             ----------   ----------   ----------   ----------
Net cash provided by (used in) operating activities            142,575       59,029      (82,397)    (387,685)
                                                             ----------   ----------   ----------   ----------

Cash flows from investing activities:
    Investment in affiliate                                          -       (5,000)           -            -
    Deposit for purchase of intangible assets                        -      (50,000)           -            -
    Collections on note receivable                                   -            -            -       10,696
    Net cash acquired from purchase of subsidiary                    -            -            -      228,322
    Advances to affiliates                                           -      (60,808)           -     (488,429)
    Purchase of property and equipment                        (440,765)    (231,147)    (106,618)    (107,797)
                                                             ----------   ----------   ----------   ----------
Net cash used in investing activities                         (440,765)    (346,955)    (106,618)    (357,208)
                                                             ----------   ----------   ----------   ----------

Cash flows from financing activities:
    Proceeds from loans payable                                280,000       94,000            -            -
    Proceeds from loan payable - related parties                     -       30,000            -            -
    Net proceeds from sales of common stock                          -            -            -      740,567
    Proceeds from line of credit                                     -      150,000            -      174,000
    Proceeds from convertible loans payable                    400,000       25,000       25,000            -
    Principal payments of capital lease obligations            (90,267)    (105,434)     (56,387)     (62,450)
    Principal payments on loans payable                        (77,178)    (142,937)     (38,162)     (58,685)
    Principal payments on loans payable
      - related parties                                              -            -            -      (38,453)
    Principal payments on bank loan                                  -            -          (74)           -
    Proceeds from exercise of stock options                          -            -            -        2,250
    Proceeds from stockholders' loans                                -       22,464       39,848       31,250
    Repayments of stockholders' loans                          (22,427)     (14,899)           -      (29,000)
                                                             ----------   ----------   ----------   ----------
Net cash provided by (used in) financing activities            490,128       58,194      (29,775)     759,479
                                                             ----------   ----------   ----------   ----------
                                                   (CONTINUED)

                               WHITEWING ENVIRONMENTAL CORP. AND SUBSIDIARIES
                                  (FORMERLY TOTAL RECYCLING SERVICES, INC.)

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 (CONCLUDED)

                                                       For The Years Ended        For The Six Months Ended
                                                   --------------------------    --------------------------
                                                   December 31,  December 31,     June 30,       June 30,
                                                      2000           2001           2001           2002
                                                   -----------    -----------    -----------    -----------
                                                                                 (Unaudited)    (Unaudited)
Net increase (decrease) in cash and
    cash equivalents                                  191,938       (229,732)      (218,790)        14,586

Cash and cash equivalents - beginning of period        50,451        242,389        242,389         12,657
                                                   -----------    -----------    -----------    -----------

Cash and cash equivalents - end of period          $  242,389     $   12,657     $   23,599     $   27,243
                                                   ===========    ===========    ===========    ===========

Supplemental disclosure of cash flow information:
    Income taxes paid                              $      525     $    2,640     $    1,400     $        -
                                                   ===========    ===========    ===========    ===========

    Interest paid                                  $ 106,424      $  123,861     $   20,404     $   20,879
                                                   ===========    ===========    ===========    ===========

Supplemental schedule of noncash investing
  and financing activities:
    The Company leased various equipment
      under capital lease obligations              $    7,750     $  123,925     $   72,851     $   13,463
                                                   ===========    ===========    ===========    ===========

      The Company financed the purchase of
        certain intangible assets                                                               $  144,504
                                                                                                ===========

      The Company issued 1,000,000 shares of
        common stock in connection with
        future services                                                                         $  250,000
                                                                                                ===========

      Conversion of $425,000 notes payable to
        1,700,000 shares of common stock                                                        $  425,000
                                                                                                ===========

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

The above statement gives retroactive effect to the recapitalization implicit in the reverse acquisition on
May 3, 2002.

                 WHITEWING ENVIRONMENTAL CORP. AND SUBSIDIARIES
                    (FORMERLY TOTAL RECYCLING SERVICES, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 2002 AND SUBSEQUENT THERETO
        AND FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002 IS UNAUDITED)


1.     BASIS OF PRESENTATION:

       Organization:

       Whitewing Environmental Corp. ("Whitewing") is incorporated under the laws of the state of Delaware. The consolidated entity, collectively referred to as the "Company", includes Whitewing and Total Recycling Services, Inc. ("TRS") (formerly Total Filter Recycling, Inc.). TRS includes four wholly-owned subsidiaries: EMP, Inc. ("EMP"), Total Recycling Services of Connecticut, Inc. d/b/a Total Recycling Services ("TRS of CT"), Etters Realty, Inc. and ARS Properties, Inc. All significant intercompany balances and transactions have been eliminated.

       On May 3, 2002, Total Recycling Services, Inc. and Subsidiaries acquired Whitewing Environmental Corp. in a transaction accounted for as a reverse acquisition (See Note 4). The accompanying consolidated financial statements of the Company reflect the historical results of the predecessor entity, Total Recycling Services, Inc. and Subsidiaries and the consolidated results of operations of the Company subsequent to the acquisition date of May 3, 2002.

       Effective February 7, 2002, Whitewing increased the number of its authorized shares of common stock from 10,000,000 to 100,000,000. On May 14, 2002, the Company changed its name from Whitewing Labs, Inc. to Whitewing Environmental Corp.

       The common stock and per share prices in the consolidated financial statements and related notes have been retroactively adjusted to give effect to the recapitalization implicit in the reverse acquisition on May 3, 2002.

       Basis of Preparation:

       The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency of approximately $799,000 and $450,000 as of December 31, 2001 and June 30, 2002, respectively, the Company's line of credit and bank loan expired on July 31, 2002 and the Company has guaranteed a promissory note between an affiliate and a lender. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management intends to sell land and a building that are not used in operations to raise funds. The Company has also initiated discussions with its lending institution to convert its short term debt to long term debt. Further, management intends to raise funds for acquisitions and working capital needs necessary to sustain the Company through the next twelve months. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the company be unable to continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Revenue Recognition:

       Revenue from the sale of products is recognized when delivered. Revenue from services is recognized over the period services are rendered.

       Cash and Cash Equivalents, and Short-Term Investments:

       The Company considers all highly liquid investments with maturities at the time acquired of three months or less to be cash equivalents.

       Short-term investments consist of certificates of deposit with original maturities of greater than three months but less than one year and which are readily convertible to cash. Short-term investments are valued at cost, which approximates market value as of June 30, 2002.

       Property and Equipment:

       Property and equipment are carried at cost and are being depreciated under either the straight line or double declining balance methods over the estimated useful lives of the related assets, ranging from three to forty years. Expenditures for maintenance, repairs and betterments that do not substantially prolong the useful life of an asset are charged to operations as incurred. Additions and betterments that substantially extend the useful life of an asset are capitalized.

       Investment in Affiliate - Equity Method:

       The investment in an affiliate consists of a 50% interest in Advanced Recovery Solutions, Inc. d/b/a Complete Spill Solutions ("ARS"), and is accounted for under the equity method.

       Income Taxes:

       The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income tax assets and liabilities are determined based on differences between the financial reporting and the income tax bases of the assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse.

       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

       Inventory:

       Inventory, comprised of finished goods, is recorded at cost, determined by the first-in, first-out method.

       Stock Based Compensation:

       As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," the Company applies Accounting Principles Board Opinion No. 25 and related interpretations for expense recognition for stock based compensation arrangements for employees.

       Advertising:

       The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2000 and 2001 and the six months ended June 30, 2001 and 2002 was $11,705, $12,233, $11,193 and $10,007,
       respectively.

       Fair Value of Financial Instruments:

       The carrying amount of cash and cash equivalents, short term investments, accounts receivable, notes receivable, accounts payable and accrued expenses, loans payable, loans payable - related parties, obligations under capital leases, convertible loans payable - subordinated to bank and put option obligation approximate their respective fair values due to the relatively short periods to maturity of the instruments.

       Recent Accounting Pronouncements:

       As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill and reassessment of the useful lives of existing recognized intangibles. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. As of June 30, 2002, the Company had unamortized goodwill and intangible assets of approximately $3,006,928, subject to the provisions of SFAS No. 142.

       The Company has performed the first step of its transitional impairment tests required by SFAS No. 142, which has resulted in a potential impairment charge. As of June 30, 2002, the Company was in the process of performing the second step of the impairment tests. Once the tests are completed, the impairment charge will be recorded. The maximum amount of the impairment charge is approximately $85,000.

       As noted above, the Company ceased amortizing goodwill effective January 1, 2002. The following are pro forma results assuming goodwill had not been amortized prior to January 1, 2002:

                                                                          For The
                                      For The Years Ended             Six Months Ended
                                  ---------------------------   ---------------------------
                                  December 31,    December 31,    June 30,       June 30,
                                      2000           2001           2001           2002
                                  ------------   ------------   ------------   ------------
                                                                 (Unaudited)    (Unaudited)
Reported net loss                 $   (33,931)   $  (281,022)   $  (170,556)   $  (467,636)

Add back: goodwill
   amortization, net of tax             6,463          6,463          3,232              -
                                  ------------   ------------   ------------   ------------
Pro forma net loss                $   (27,468)   $  (274,559)   $  (167,324)   $  (467,636)
                                  ============   ============   ============   ============

Basic/diluted loss per share:
   As reported                            NIL    $      (.02)   $      (.01)   $      (.02)
                                  ============   ============   ============   ============

   As adjusted for non-
       amortization of goodwill           NIL    $      (.02)   $      (.01)   $      (.02)
                                  ============   ============   ============   ============

       In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company adopted SFAS No. 144 as of January 1, 2002. No provision for the impairment or disposal of long-lived assets was recorded as a result of this adoption.

3.     UNAUDITED INFORMATION:

       The accompanying interim unaudited consolidated balance sheets, statements of operations, stockholders' equity and cash flows reflect all adjustments consisting of normal recurring adjustments and other adjustments appropriate in the circumstances that are, in the opinion of management, necessary for a fair presentation of the financial position of Whitewing Environmental Corp. and its Subsidiaries at June 30, 2002 and the results of their operations and their cash flows for the interim periods ended June 30, 2001 and 2002.

       The results of the operations for any interim period are not necessarily indicative of, nor are they comparable to, the results of operations for any other interim period or for the full fiscal year.

4.     ACQUISITION OF WHITEWING ENVIRONMENTAL CORP. AND PRIVATE PLACEMENT:

       Acquisition of Whitewing Environmental Corp.:

       On May 3, 2002, TRS signed and effectuated a stock for stock exchange agreement with Whitewing. In connection with the acquisition, all of the outstanding shares of TRS (1,400,000 shares) were exchanged for 28,000,000 shares of Whitewing's common stock. TRS acquired Whitewing primarily due to the fact that Whitewing is a public company, which will allow increased access to capital markets. Whitewing was engaged in the vitamin supplement business until the December 2001 sale of substantially all of its operating assets. The acquisition of Whitewing has been accounted for as a reverse purchase acquisition as the former shareholders of TRS acquired 80% of the outstanding shares of common stock and control of the combined group of companies as a result of the acquisition. The accompanying consolidated financial statements of the Company reflect the consolidated historical results of the predecessor entity, prior to May 3, 2002, Total Recycling Services, Inc. and Subsidiaries and the consolidated results of operations of the Company subsequent to the acquisition.

       The total aggregate consideration valued at approximately $3,322,000 was comprised of:

       o $2,199,000 of value assigned to 7,061,443 shares of common stock of Whitewing outstanding on the date of merger, based on Whitewing's share price at an average closing price for a seven-day period ended March 12, 2002 ($.31).

       o $1,123,000 of value assigned to an option to purchase 4,500,000 shares of common stock at an exercise price of $.001 granted for investment services (See Note 16).

       The fair value of the stock option was $1,123,000 ($.25 per share) as determined by reference to an option-pricing model. To determine the fair value of these options, the following assumptions were used: expected volatility of 0%, risk-free interest rate of 2.43%, and expected life of approximately seven months.

       Under the purchase method of accounting, the total estimated purchase price as detailed above was allocated to Whitewing's net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. At the date of the merger, Whitewing's only assets were cash, short-term investments, and a note receivable.

       Purchase price allocation:

              Net assets of Whitewing                $  595,000
              Goodwill                                2,727,000
                                                     -----------

                                                     $3,322,000
                                                     ===========

       The Company has not distributed the 28,000,000 shares of Whitewing's common stock to the TRS stockholders in connection with the acquisition. The TRS stockholders are entitled to the full rights and rewards of common stockholders.

       The following unaudited supplemental pro forma information is presented to illustrate the effects of the acquisition on the historical operating results for the years ended December 31, 2000 and 2001 and six months ended June 30, 2001 and 2002 as if the acquisition had occurred at the beginning of the respective period.

                                                                For The
                              For The Years Ended           Six Months Ended
                          --------------------------  --------------------------
                          December 31,  December 31,    June 30,      June 30,
                              2000          2001          2001          2002
                          ------------  ------------  ------------  ------------

Net revenues              $ 3,002,151   $ 3,584,004   $ 1,712,029   $ 2,441,155
Net loss for the period   $   (33,931)  $  (330,486)  $  (170,556)  $  (535,246)
Net loss per share                NIL   $      (.02)  $      (.01)  $      (.02)

       The Company had a commitment to file a registration statement, as soon as practicable, but not more than ninety days after the closing of the acquisition, which is August 1, 2002, covering 3,875,000 shares of common stock held by three stockholders of Whitewing. The registration statement was not filed by August 1, 2002. On August 19, 2002, the Company was notified of the default and as specified in the agreement, has 10 days to cure the default. The default has a penalty that requires the issuance of a number of shares equal to 25% of the registrable securities or 968,750 shares to the three stockholders. These additional shares shall be required to be included in the registration statement. Each such subsequent notification failure to satisfy the requirement to file a registration statement as determined in consecutive periods of ninety
       (90) days shall reinvoke the aforementioned default provisions. The issuance of these shares will not affect the purchase price, but will dilute TRS's ownership percentage of Whitewing.

       Private Placement:

       On May 3, 2002, TRS completed a private placement of 3,200,000 shares of its common stock. The shares were offered to accredited investors in units of 100,000 shares each at a price of $.25 per share for aggregate gross proceeds of $800,000 and net proceeds of $740,567.

5.     PROPERTY AND EQUIPMENT:

       Major classifications of property and equipment and their respective estimated useful lives are as follows:

                                                    Estimated
                       December 31,    June 30,    Useful Lives  Depreciation
                           2001          2002        In Years       Method
                       ------------  ------------  ------------  ------------
                                      (Unaudited)

Equipment              $ 1,306,745   $ 1,428,594        3-10    Double declining
                                                                balance and
                                                                straight line
Building and leasehold
   improvements            293,361       296,904       10-40    Straight line
Land                        65,396        65,396
                       ------------  ------------
                         1,665,502     1,790,894
Accumulated
  depreciation            (496,071)     (593,819)
                       ------------  ------------

                       $ 1,169,431   $ 1,197,075
                       ============  ============

       At December 31, 2001 and June 30, 2002, property under capital leases amounted to $346,663 and $315,138, net of accumulated depreciation of $158,637 and $190,162, respectively.

6.     NOTE RECEIVABLE:

       The note receivable of $200,000 was a component of the proceeds received for the sale of Whitewing's nutritional-supplement business. Payments of principal and interest (at 5.0%) are due monthly. The note matures on December 10, 2004 and is collateralized by the nutritional-supplement business assets.

7.     INTANGIBLE ASSETS:

       The major classifications of intangible assets and their respective estimated useful lives are as follows:

                                    December 31, 2001
                       ------------------------------------------    Estimated
                      Gross Carrying  Accumulated    Net Carrying   Useful Life
                          Amount      Amortization      Amount        (Years)
                       ------------   ------------   ------------   ------------

Goodwill               $   103,193    $    17,803    $    85,390     Indefinite
                       ------------   ------------   ------------

Customer lists and
   agreements              311,100         62,202        248,898       15-20
Covenant not to
   compete                  30,000         13,000         17,000          5
                       ------------   ------------   ------------
                           341,100         75,202        265,898
                       ------------   ------------   ------------

Total                  $   444,293    $    93,005    $   351,288
                       ============   ============   ============

                                 June 30, 2002 (Unaudited)
                       ------------------------------------------    Estimated
                      Gross Carrying  Accumulated    Net Carrying   Useful Life
                          Amount      Amortization      Amount        (Years)
                       ------------   ------------   ------------   ------------

Goodwill               $ 2,830,227    $    17,803    $ 2,812,424     Indefinite
Intellectual property      194,504              -        194,504     Indefinite
                       ------------   ------------   ------------
                         3,024,731         17,803      3,006,928
                       ------------   ------------   ------------

Customer lists and
   agreements              311,100         71,480        239,620       15-20
Covenant not to
   compete                  30,000         16,000         14,000          5
                       ------------   ------------   ------------
                           341,100         87,480        253,620
                       ------------   ------------   ------------

Total                  $ 3,365,831    $   105,283    $ 3,260,548
                       ============   ============   ============

                                                                For The
                              For The Years Ended           Six Months Ended
                          --------------------------  --------------------------
                          December 31,  December 31,    June 30,      June 30,
                              2000          2001          2001          2002
                          ------------  ------------  ------------  ------------
                                                      (Unaudited)    (Unaudited)

Amortization expense      $    31,018   $    31,017   $    15,509   $    12,278

Estimated Amortization Expense:

                   For the
                Years Ended
                December 31,
                ------------
                     2002                              $25,000
                     2003                               25,000
                     2004                               24,000
                     2005                               16,000
                     2006                               18,000

8.     BANK LOAN:

       The Company has a $278,500 interest-only loan payable with The Trust Company of New Jersey, which was due on January 15, 2002. The Company has received an extension of the due date, which expired July 31, 2002. At July 2, 2002, the Company was negotiating with the bank to extend the due date. The loan is collateralized by substantially all corporate assets. The loan carries a floating interest rate of prime. At December 31, 2001 and June 30, 2002, the rate was 4.75%. Interest is payable monthly.

9.     LINE OF CREDIT:

       The Company has a $674,000 revolving line of credit agreement with The Trust Company of New Jersey, which expired on July 31, 2002. At July 2, 2002, the Company was negotiating with the bank to extend the due date. The line is collateralized by substantially all corporate assets. The line carries a floating interest rate of prime. Interest is payable monthly. At December 31, 2001 and June 30, 2002, the outstanding balance was $500,000 and $674,000, respectively.

10.    LOANS PAYABLE:


                                                       December 31,  June 30,
                                                           2001        2002
                                                       -----------  ------------
                                                                    (Unaudited)

The Trust Company of New Jersey 7.95% note payable,
 collateralized by a vehicle, due in monthly
 installments of $902.40 including interest, through
 March 2002.                                           $    2,672   $         -

The Trust Company of New Jersey 8.15% note payable,
 collateralized by a vehicle, due in monthly
 installments of $813.50 plus interest, through
 September 2002.                                            7,305         2,424

The Trust Company of New Jersey note payable, due in
 monthly installments of $4,166.66 plus interest at
 prime, through October 2002. The note is
 collateralized by substantially all corporate
 assets.                                                   45,834        20,834

GMAC Financial Services 9.65% note payable,
 collateralized by a vehicle, due in monthly
 installments of $500.25 including interest, through
 October 2003.                                             10,050         7,918

The Trust Company of New Jersey prime rate note
 payable due January 15, 2002. The note is
 collateralized by substantially all corporate
 assets.                                                   24,000             -
                                                       -----------  ------------
                                                           89,861        31,176
Less current maturities                                   (73,441)      (29,215)
                                                       -----------  ------------

Loans payable, net of current maturities               $   16,420   $     1,961
                                                       ===========  ============

       The majority stockholder has personally guaranteed certain loans payable, capital lease and operating lease obligations. Certain minority stockholders have personally guaranteed certain notes due to The Trust Company of New Jersey.

       Principal payments on the above notes are as follows as of December 31, 2001 (substantially the same at June 30, 2002):

                Year Ending
                December 31,
                ------------
                    2002                              $ 73,441
                    2003                                16,420
                                                      ---------

                                                      $ 89,861
                                                      =========

11.    LOANS PAYABLE - RELATED PARTIES:

                                                       December 31,  June 30,
                                                           2001        2002
                                                       -----------  ------------
                                                                    (Unaudited)

Andrew Latham (a stockholder) 9.00% note payable,
 due in monthly installments of $3,935 including
 interest, through March 2003.                         $   45,000   $    37,777

Promissory note to an officer of the Company, 5.5%
 interest rate, due in monthly installments of
 $10,000 plus accrued interest beginning May 1, 2002.
                                                           30,000        30,000

Geoffrey Perry (a stockholder of ARS) note, due in
 monthly installments of $8,333, including interest
 inputed at 4.75%, through July 2003.                           -       113,275
                                                       -----------  ------------
                                                           75,000       181,052
 Less current maturities                                  (75,000)     (172,752)
                                                       -----------  ------------

Loans payable - related parties, net of current
 maturities                                            $        -   $     8,300
                                                       ===========  ============

12.    CAPITAL LEASES:

       Future minimum lease payments required under several capital equipment leases are as follows:

                                                      December 31,    June 30,
       Year Ending December 31,                          2001           2002
       ------------------------                       ------------  ------------
                                                                     (Unaudited)

           2002                                       $   162,585   $    88,414
           2003                                            53,206        58,252
           2004                                            39,294        44,340
           2005                                            17,753        22,799
           Thereafter                                           -           841
                                                      ------------  ------------
                                                          272,838       214,646
           Less amount representing interest
               (10.56% to 19.55%)                         (45,673)      (36,468)
                                                      ------------  ------------
           Net present value of minimum
               lease obligations                          227,165       178,178
           Less current maturities                       (135,421)      (99,513)
                                                      ------------  ------------
           Obligations under capital leases, net
              of current maturities                   $    91,744   $    78,665
                                                      ============  ============
13.    CONVERTIBLE LOANS PAYABLE:

       At December 31, 2001, the Company had three loans payable totaling $425,000, which mature between October 2003 and April 2004. On May 3, 2002, the loans were converted into 1,700,000 shares of common stock at $.25 per share.

14.    COMMON STOCK TO BE ISSUED:

       In June 1998, the Company converted a $15,000 loan payable into 500,000 shares of the Company's Common Stock. The shares were not issued until July 2000; prior thereto they were recorded as Common Stock to be issued.

15.    NET LOSS PER SHARE:

       Loss per common share is computed using Statement of Financial Accounting Standards SFAS No. 128, "Earnings per Share". SFAS No. 128 establishes standards for the computation, presentation and disclosure of earnings per share. Basic per share amounts are computed by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted per share amounts incorporate the incremental shares issuable upon the assumed exercise of the Company's stock options and convertible securities. During the year ended December 31, 2000 and 2001 and the six months ended June 30, 2001 and 2002, such incremental amounts have been excluded from the calculation since their effect would be anti-dilutive. Such stock options could potentially dilute earnings per share in the future. Loss per share has been restated for periods prior to the reverse acquisition referred to in
       Note 4 to include the number of equivalent shares received by TRS.

16.    STOCKHOLDERS' EQUITY:

       In January 2002, TRS issued 200,000 shares of common stock to an employee for services. Compensation expense of $6,563 was recorded. The expense was measured by the estimated fair value of the common stock ($.0328 per share).

       On April 24, 2002, in consideration for his future services, an employee received 1,000,000 shares of the Company's common stock at a fair value of $.25 per share. The fair value of $250,000 is recorded as unearned compensation and is being expensed over the vesting period. The shares will be held in escrow and distributed in equal quarterly installments over a 3 year period. The voting rights of all shares in escrow shall be given by proxy to the majority stockholder of the Company. If employment is terminated as a result of breach of contract or resignation, unreleased shares shall be cancelled and returned to the Company. If the Company terminates employment without cause, the remaining shares shall be released in quarterly installments to the end of the term in the same manner as if he remained employed.

       On October 1, 2001, Total Recycling Services, Inc. ("TRS") granted an option to purchase 4.5 million shares of Common Stock at an exercise price of $.01 per share to Joseph Bianco and Bruce Raben, commencing in 2002, Chairman of the Board and Director of the Company, respectively. At the date of grant, neither Joseph Bianco nor Bruce Raben were directors or officers of Whitewing or TRS. The options were granted in consideration of their locating a public company resulting in an effective merger. No accounting recognition was recorded at the date of grant. On May 3, 2002, in conjunction with the closing of the purchase of Whitewing (See Note 4), the option was exercised and 4.5 million shares of Common Stock were issued.

       On May 3, 2002, three loans in the amount of $425,000 were converted into 1,700,000 shares of common stock, which had a fair value of $.25 per share.

17.    RELATED PARTY TRANSACTIONS:

       At December 31, 2001 and June 30, 2002, the Company was indebted to certain stockholders in the amount of $29,161 and $31,411, respectively. There is no stated maturity date or interest rate on this debt. No repayments are required until April 2003. An amount of $21,161 was repaid in August 2002.

       On January 1, 2002, the Company purchased intellectual property consisting of various formulas, equipment designs, mechanical device adaptations and other intellectual property for $194,504 from a stockholder of ARS, a 50% owned company. The Company paid $50,000 cash and the other $144,504 was in the form of a note. The note is to be repaid in monthly installments of $8,333 including interest imputed at 4.75% per annum through July 2003. The balance at June 30, 2002 amounted to $113,275 and is included in loans payable - related parties. (Note
       11).

       During the year ended December 31, 2001 and the six months ended June 30, 2002, the Company purchased $8,749 of goods for resale from ARS and had accounts payable to ARS at December 31, 2001 and June 30, 2002 of $3,986 and $28,431, respectively. The Company has also advanced funds to ARS. As of December 31, 2001 and June 30, 2002, $60,808 and $537,227,
       respectively, was due from ARS. This is non-interest bearing and has no terms for repayment. As of June 30, 2002, management expects $340,237 to be collected within the next twelve months. Also included in due from affiliate at June 30, 2002 is $12,010 due from TRS Stock Acquisition Ltd., a company owned by certain stockholders. The Company has guaranteed $40,000 of liabilities due from TRS Stock Acquisition Ltd. to certain parties.

       The ARS shareholder agreement, dated September 19, 2001, contains a provision whereby two ARS stockholders have the right to request the Company to purchase their shares at any time following the 18-month period from the date of the agreement. The repurchase of shares of one of the stockholders of ARS is required to be completed by September 30, 2004. The Company may purchase the stock or have ARS redeem the shares. The repurchase price per share is determined by applying a multiple of 4 times EBITDA divided by the number of shares outstanding on the valuation date. At December 31, 2001 and June 30, 2002, the Company recorded a liability for this put option obligation amounting to $93,310 and $76,428, respectively.

       On July 31, 2002, the Company and a shareholder guaranteed a promissory note between ARS and a lender in the amount of $641,250. The Company unconditionally guarantees payment of all amounts owing under the note. The guarantee remains in effect until the note is paid in full.

       In addition, see Note 16 in connection with options granted for investment services.

18.    INCOME TAXES:

       At December 31, 2001, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $209,000, which will expire in 2021.

       The tax effects of items comprising the Company's deferred tax assets and liabilities are as follows:

                                                       December 31,   June 30,
                                                           2001         2002
                                                       -----------  ------------
                                                                    (Unaudited)
       Deferred tax assets:
          Net operating loss carryforwards             $   87,684   $   297,684
          Accounts receivable                              16,386        23,736
          Goodwill and other intangibles                   12,521             -
                                                       -----------  ------------
                                                          116,591       321,420
       Deferred tax liabilities:
          Goodwill and other intangibles                        -       (59,941)
          Property and equipment                          (52,261)      (26,072)
                                                       -----------  ------------
                                                           64,330       235,407
          Valuation allowance                             (64,330)     (235,407)
                                                       -----------  ------------

       Net deferred tax asset                          $        -   $         -
                                                       ===========  ============

       The Company has recorded a full valuation allowance on its net deferred tax assets.

       The valuation allowance increased during the years ended December 31, 2000 and 2001 and the six months ended June 30, 2001 and 2002 by approximately $66,000, $78,000, $106,000 and $171,000, respectively.

19.    CONCENTRATIONS AND SIGNIFICANT CUSTOMER:

       The Company has one customer that represented 35.4%, 30.16%, 34.8% and 19.5% of revenues for the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2001 and 2002, respectively. This customer also accounted for 21.8% and 18.5% of accounts receivable at December 31, 2001 and June 30, 2002, respectively. A change in this relationship could have an adverse effect on the Company's continued operations.

20.    COMMITMENT AND CONTINGENCIES:

       Asset Purchase Agreement:

       On August 30, 2001, the Company signed a Letter of Intent to purchase net assets of Connecticut Waste Oil, Inc. ("CWO") including trucks and equipment, inventory, leases, customer lists and other intangibles for a purchase price of $350,000. Effective January 1, 2002, the Company entered into an Equipment Lease and Operating Agreement with CWO in order to assume business operations before the closing of the asset purchase agreement. Under the agreement, revenue from servicing CWO's customers is retained by the Company, which is obligated to pay related operating expenses. The agreement will expire the earlier of the closing of the purchase agreement or December 28, 2002.

       Operating Leases:

       The Company leases commercial space, vehicles and equipment under noncancelable operating leases that expire on various dates. Rent expense under these leases for the years ended December 31, 2000 and 2001 and the six months ended June 30, 2001 and 2002 was $258,059, $310,385, $153,394
       and $99,161, respectively. In May 2002, the Company entered into a five-year lease for commercial space that expires on April 30, 2007.

       As of December 31, 2001, the future aggregate minimum lease payments under these operating leases, including the May 2002 lease, are as follows (substantially the same at June 30, 2002):

         Years Ending
         December 31,
         ------------
              2002                              $  374,000
              2003                                 336,000
              2004                                 139,000
              2005                                 114,000
              2006                                  80,000
              Thereafter                            27,000
                                                -----------

                                                $1,070,000
                                                ===========

       Service Lease:

       The Company has a noncancelable agreement with Mobil Lubrication Services Co., Inc. for the right to service accounts of Mobil Lube. The agreement calls for a monthly payment of $2,100, and expires on January 31, 2003. The expense for the years ended December 31, 2000 and 2001 and the six months ended June 30, 2001 and 2002 was $25,200, $25,200, $12,600 and
       $12,600, respectively. The commitment for the years ending December 31, 2002 and 2003 is $25,200 and $2,100, respectively.

       Rental Income:

       The Company leased certain property to an unrelated party, Burlington Motor Carriers, Inc. The lease is due in monthly installments of $7,500 through November 2005 with a final payment of $50,000 due at the end of the lease term. During March 2002, Burlington Motor Carriers, Inc. vacated the leased premises as a result of bankruptcy and ceased paying rent. The Company is in the process of selling the land and building.

21.    401(K) PROFIT-SHARING PLAN:

       The Company has a 401(k) plan that is available to all eligible employees. The plan is an employee deferral plan only; no contributions are required or currently permitted by the employer.

                          INDEPENDENT AUDITOR'S REPORT



To the Shareholders of Whitewing Labs, Inc.

We have audited the accompanying balance sheet of Whitewing Labs, Inc. as of December 31, 2001 and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitewing Labs, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in the United States of America.

On December 10, 2001, the Company discontinued its operations and sold certain assets relating to its nutritional-supplement business. This event is more fully described in Note 1 to the financial statements.



/s/ Moss Adams LLP


MOSS ADAMS LLP
Los Angeles, California
March 13, 2002

WHITEWING LABS, INC.

BALANCE SHEET

DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                      $    66,067
     Short-term investments                                             404,657
     Note receivable                                                     63,952
                                                                    ------------

Total current assets                                                    534,676

NOTE RECEIVABLE                                                         136,631

EQUIPMENT, at cost                                                        1,835
                                                                    ------------
Net of accumulated depreciation                                     $   673,142
                                                                    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                               $    23,900
     Accrued liabilities                                                  1,043
                                                                    ------------

Total Liabilities                                                        24,943
                                                                    ------------

SHAREHOLDERS' EQUITY:
     Preferred stock, $.001 par value:
          10% cumulative, 500,000 shares authorized;
          no shares issued and outstanding                                   --
     Common stock, $.001 par value:
          10,000,000 shares authorized; 6,836,443
          shares issued and oustanding                                    6,836
     Paid-in capital                                                  6,559,341
     Accumulated deficit                                             (5,917,978)
                                                                    ------------
     Shareholders' equity                                               648,199
                                                                    ------------

                                                                    $   673,142
                                                                    ============

   The accompanying notes are an integral part of these financial statements

WHITEWING LABS, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2000 and 2001                   2000           2001
--------------------------------------------------------------------------------


NET SALES                                            $        --    $        --
COST OF GOODS SOLD                                            --             --
                                                     ------------   ------------
     Gross profit                                             --             --
                                                     ------------   ------------

OPERATING EXPENSES
     Advertising                                              --             --
     Selling                                                  --             --
     General and administrative                               --         49,464
                                                     ------------   ------------
     Loss from operations                                     --        (49,464)
                                                     ------------   ------------
OTHER INCOME, NET
     Loss from continuing operations
       before income tax                                      --        (49,464)

PROVISION FROM INCOME TAX
     Loss from continuing operations                     (49,464)            --
     Loss from discontinued operations                  (471,822)      (472,071)
     Gain in disposal of discounted operation                 --         70,451
                                                     ------------   ------------

NET LOSS                                                (417,822)      (451,084)
                                                     ============   ============

LOSS PER COMMON SHARE BEFORE
  DISCONTINUED OPERATION                             $        --    $     (0.01)
                                                     ============   ============

LOSS PER COMMON SHARE FROM
  DISCONTINUED OPERATION                             $     (0.14)   $     (0.09)

BASIC AND DILUTED LOSS PER
  COMMON SHARE                                       $     (0.14)   $     (0.10)

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                            2,925,443      4,400,764
                                                     ============   ============

   The accompanying notes are an integral part of these financial statements

WHITEWING LABS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2000 and 2001
-------------------------------------------------------------------------------------------------

                             Common Stock                  Paid-in     Accumulated
                                Shares        Amount       Capital       Deficit         Total
                                ------        ------       -------       -------         -----
BALANCE, December 31, 1999     2,925,443   $     2,925   $ 6,248,752   $(5,049,072)   $ 1,202,605

Net Loss                              --            --            --      (417,822)      (417,822)
                             ------------  ------------  ------------  ------------   ------------
BALANCE, December 31, 2000     2,925,443         2,925     6,248,752    (5,466,894)       784,783

Issuance of common stock       3,911,000         3,911       310,589            --        314,500

Net loss                              --            --            --      (451,084)      (451,084)
                             ------------  ------------  ------------  ------------   ------------
BALANCE, December 31, 2001     6,836,433   $     6,836   $ 6,559,341   $(5,917,978)   $   648,199
                             ============  ============  ============  ============   ============

            The accompanying notes are an integral part of these financial statements

                                               F-29

WHITEWING LABS, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2000 and 2001                      2000         2001
--------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITES
     Net loss                                            $(417,822)   $(451,084)
     Gain on sale of operating assets                           --      (70,452)

     Adjustments to reconcile net loss
       to net cash used in operating activities:
          Depreciation and amortization                     24,542       12,988
          Changes in assets and liabilities:
               Inventories                                  26,929       (8,700)
               Prepaid advertising                         (22,075)       3,616
               Other prepaid expenses                       19,709       25,227
               Other receivables                            11,140       10,412
               Deposits                                         --        4,369
               Accounts payable                               (718)       9,990
               Accrued liabilities                          (5,000)          --
               Deferred income taxes                        25,000           --
                                                         ----------   ----------
     Net cash used in operating activities                (338,295)    (463,634)
                                                         ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of furniture, fixtures and equipment         (6,472)      (3,526)
     Development of trademarks                              (4,077)      (6,059)
     Redemption of short-term investments, net             319,668      109,742
     Proceeds from sale of operating assets                     --       65,000
                                                         ----------   ----------
     Net cash provided by investing activities             309,119      165,157
                                                         ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of common stock                  6      314,500
                                                         ----------   ----------
          Net cash provided by financing activities              6      314,500
                                                         ----------   ----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                     (29,176)      16,023
                                                         ----------   ----------

CASH AND CASH EQUIVALENTS
     Beginning of year                                      79,220       50,044
                                                         ----------   ----------

CASH AND CASH EQUIVALENTS
     End of year                                         $  50,044    $  66,067
                                                         ==========   ==========
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
     Cash paid for income taxes                          $     850    $     800
                                                         ==========   ==========

NON-CASH DISCLOSURE
     Sale of operating assets for Note Receivable               --    $ 200,000
                                                         ==========   ==========

   The accompanying notes are an integral part of these financial statements

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF OPERATIONS AND ORGANIZATION AND BUSINESS

         On December 10, 2001, Whitewing Labs, Inc. (the "Company") sold its nutritional business assets (the "Sale") to Nadin Company, a California corporation (the "Purchaser"), pursuant to an Asset Purchase Agreement (the "Agreement"). The Purchaser is owned by Michael and John Gorman, also the owners of Vitamineral, Inc., the Company's primary manufacturer. Under the Agreement, the Company transferred its nutritional business assets, constituting substantially all of the Company's operating assets, to the Purchaser, in exchange for $265,000 (the "Purchase Price"). $65,000 of the Purchase Price was paid in cash at the closing of the Sale; the remaining $200,000 of the Purchase Price was in the form of a promissory note made by the Purchaser in favor of the Company. The promissory note is secured by all of the Purchaser's nutritional-supplement business assets (See Note 3). The Purchase Price was determined by negotiations between the Company and the Purchaser. The Sale was approved by the Company's Board of Directors and by the holders of a majority of the Company's common stock.

         Prior to December 10, 2001, Whitewing Labs, Inc. (the "Company") developed, acquired and sold nutritional supplements for sale to the over age forty market primarily in the United States. Utilizing formulas that include only natural ingredients, the Company's products offer alternatives to conventional treatments for symptoms associated with the aging process.

         The Company is in the process of exploring a number of options, including acquiring the assets of businesses in either related or non-related industries (See Note 8). As of December 31, 2001, the Company's assts and liabilities include the promissory note receivable from the purchaser of the discontinued operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ESTIMATES USED BY MANAGEMENT - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         CONCENTRATION OF RISK - The Company deposits its cash with a major financial institution. Deposits may, at times, exceed amounts insured by the FDIC.

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
--------------------------------------------------------------------------------

         CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS - The Company considers cash equivalents to be short-term, highly liquid investments that are both readily convertible to known amounts of cash, and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Cash equivalents include only those investments with maturities at the time acquired of three months or less.

         Short-term investments consist of certificates of deposit with original maturities of greater than three months but less than one year and which are readily convertible to cash. Short-term investments are valued at cost, which approximates market value as of December 31, 2001.

         PREPAID ADVERTISING - All Prepaid Advertising benefits were acquired by the Purchaser as part of the Asset Purchase Agreement.

         COMPUTER EQUIPMENT - Furniture and fixtures are recorded at cost. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives which range from 3 to 7 years. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings. Currently, assets consist of one computer which is utilized to maintain the accounting records of the Company.

         TRADEMARKS - Costs incurred to develop proprietary trademarks were capitalized and amortized using the straight-line method over their legal life. All trademarks were acquired by the Purchaser as part of the Asset Purchase Agreement.

         INCOME TAXES - The Company accounts for income taxes using the asset and liability method. Income taxes are further explained in Note 4.

         REVENUE RECOGNITION - Revenue is recorded at the time of shipment.

         EARNINGS PER SHARE - Earnings per share are based upon the weighted average number of shares of common stock and common stock equivalents outstanding, net of common stock held in treasury. Earnings per share is computed using the "treasury stock method" under Financial Accounting Standards Board Statement No. 128.

         For the year ended December 31, 2001, options exercisable for 181,185 shares of common stock have been excluded from the computation of diluted earnings per share because their effect is currently anti-dilutive.

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
--------------------------------------------------------------------------------

         Recently Issued Accounting Pronouncements - During 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 144 ("Accounting for Impairment or Disposal of Long-Lived Assets"), and No. 143 ("Accounting for Asset Retirement Obligations"). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe the adoption of SFAS 143 and SFAS 144 will have material impact on the financial statements.

         Also in 2001, the FASB issued SFAS No. 142 ("Goodwill and Other Intangible Assets") and No. 141 ("Business Combinations") which are effective for years after 2001. SFAS 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS 142 will require that goodwill and certain intangible assets no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001.

         STOCK-BASED COMPENSATION - As permitted by SFAS 123, "Accounting for Stock-Based Compensation", the Company continues to apply APB Opinion No. 25 (APB 25) and related interpretations in accounting for its stock option plans. Under SFAS 123, a fair value method is used to determine compensation cost for stock options or similar equity instruments. Compensation is measured at the grant date and is recognized over the service or vesting period. Under APB 25, compensation cost is the excess, if any, of the quoted market price of the stock at the measurement date over the amount that must be paid to acquire the stock. The new standard allows the Company to continue to account for stock-based compensation under APB 25, with disclosure of the effects of the new standards. Stock options are further disclosed in Note 6.

NOTE 3 - NOTES RECEIVABLE

         The note receivable of $200,000 was a component of the proceeds received for the sale of the Company's nutritional-supplement business (See Note
1). Monthly payments of principal and interest (at 5.0%) are due from the Purchaser. The note matures on December 10, 2004 and is secured by the Purchaser's nutritional-supplement business assets.

         Future principal payments for the years ended December 31 are as follows:

                                2002                          $      63,369
                                2003                                 66,611
                                2004                                 70,020
                                                              --------------
                                                                   200,000
                     Current portion                               (63,369)
                                                              --------------
                                                              $    136,631

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
--------------------------------------------------------------------------------

NOTE 4 - INCOME TAXES

         The asset and liability method requires the Company to provide income taxes for the tax effect of temporary differences in recognizing certain income and expenses for financial statement and income tax purposes. At December 31, 2001, the Company had net operating loss "NOL" carryforwards of approximately $5,659,000 for Federal income tax purposes available to reduce future Federal taxable income through 2021. Approximately $2,202,000 is available to reduce future state taxable income in California. State NOL carryforwards expire through 2011. The Company had approximately $1,000,000 of NOL carryovers ("pre-change NOLs") for federal tax return purposes at December 31, 1995. As a result of an ownership change in both June 2001 and November 2001, the Company's ability to utilize pre-change NOL carryovers is limited for Federal tax purposes. The NOL carryforwards may be further limited by future acquisitions or dispositions of the Company.

A reconciliation of statutory tax rates to the reported effective income tax rates for 2000 and 2001 are:

                                                            2000          2001

         Statutory rate
                  Federal                                   (34.0)%      (34.0)%
                  State, net of Federal benefit              (5.8)        (5.8)

         Change in tax asset valuation allowance             46.6         40.2

         Other                                                (.4)         (.4)
                                                          ---------    ---------
                                                              6.4%           -%
                                                          =========    =========

         Temporary differences and carryforwards as of December 31, 2001 which give rise to the net deferred tax asset are as follows:

         Deferred tax assets:
         Federal net operating loss carryforwards                 $ 1,924,000
         State net operating loss carryforwards-California            128,000
         State net operating loss carryforwards-Arizona                16,000

         Less - Valuation allowance                                (2,068,000)
                                                                  ------------

         Total deferred tax assets                                $         -
                                                                  ============

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
--------------------------------------------------------------------------------

NOTE 5 - STOCK OPTION PLAN

         QUALIFIED STOCK OPTIONS - The Company maintains a qualified stock option plan (the Plan) for officers and key employees. Under the terms of the Plan, incentive stock options may be granted with the exercise price established at the prevailing market price of the stock at the date of grant. A number of shares not to exceed 20% of the outstanding common shares of the Company were reserved for issuance under the terms of the Plan. The options generally vest and become exercisable at the date of the grant and expire five years from the date of grant, subject to employee termination. Upon termination of employment, individuals have three months from their termination date to exercise their options, at which time any unexercised options expire.

         NONQUALIFIED STOCK OPTIONS - Under the terms of a nonqualified stock option plan, options are granted at the prevailing market price of the stock and generally vest and become exercisable at the date of the grant. Options expire ten years from the date of grant, subject to the continuation of each person's employment or consulting relationship with the Company. Upon termination of relations with the Company, option holders have three months from their termination date to exercise their options.

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
--------------------------------------------------------------------------------

         OPTIONS GRANTED - The following is a summary of qualified and nonqualified options for the years ended December 31, 2000 and 2001:

                                                      Number of Options
                                       Exercise     ---------------------
         Qualified Options:              Price       Granted      Vested
                                      ------------  ---------   ---------
         Balance, December 31, 1999   $     0.089     97,500      97,500
                  Granted                      --         --    =========
                  Exercised                    --         --
                  Expired                      --         --
                                      ------------  ---------
         Balance, December 31, 2000         0.089     97,500      97,500
                  Granted                      --         --    =========
                  Exercised                    --         --
                  Expired                      --         --
                                      ------------  ---------
         Balance, December 31, 2001   $     0.089     97,500      97,500
                                      ===========   ========    ========

         Nonqualified Options:

         Balance, December 31, 1999   $0.089-5.00    331,185     307,685
                  Granted                      --         --
                  Exercised                    --         --
                  Expired                      --         --
                                      ------------  ---------   ---------
         Balance, December 31, 1999   $0.089-5.00    331,185     319,185
                                      ===========   ========    ========
                  Granted             $  .06-.125    120,000
                  Exercised                    --         --
                  Expired             $ .089-5.00   (112,500)
                                      ------------  ---------
         Balance, December 31, 2001   $  .06-5.00    338,685     260,685
                                      ===========   ========    ========

         On February 7, 2002, two former employees acquired a total of 225,000 shares of common stock by exercising options earned during their period of employment. The exercise price ranged from $0.089 to $0.125 per share.

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
--------------------------------------------------------------------------------

         As of March 10, 2002, a total of 60,000 shares of Common Stock have been reserved for issuance upon exercise of outstanding options granted under Whitewing's Stock Option Plan. The exercise price of the outstanding options ranges between $0.06 and $0.125, with a weighted average exercise price of $.076 per share.

         The Company accounts for the Plan with regard to the Company's employees, officers and directors under Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation cost is recognized for the issuance of stock options to employees, officers, and directors. The fair value of each option grant is estimated on the date of grant using an option pricing model with the following weighted-average assumptions used for stock grants in 2000 and 2001: risk-free interest rate of 5.2%, no expected dividend yield; expected lives of 7 years; expected volatility of approximately 124%.

NOTE 6 - WARRANTS AND STOCK OPTIONS

         In conjunction with its initial public offering in February 1996, the Company issued 1,035,000 common stock purchase warrants at $0.20 per share which had to be purchased together on the basis of one share of common stock and one warrant, but tradable separately thereafter. The holder of two warrants was entitled to purchase one share of the Company's Common stock at $3.00 per share prior to February 9, 2002. On that date, all the unexercised warrants expired.

NOTE 7 - OPERATING SEGMENTS

         The Company's products comprised a single operating segment. Sales were made to a large number of customers throughout the United States. Sales of two of the Company's products comprised the majority of total sales in 2000 and 2001.

NOTE 8 - SUBSEQUENT EVENTS

         On January 31, 2002, the Company signed a letter of intent to acquire all the outstanding common stock of a privately held company on the East Coast. The probable closing date is contingent upon several factors, including completion of the financial statement audits of the target company. In anticipation of the possible acquisition, on February 7, 2002, a Certificate of Amendment to Whitewing's charter increased the total number of shares of common stock, which Whitewing is authorized to issue to 100,000,000 shares at a par value of $0.001 per share from 10,000,000 shares at a par value of $0.001 per share. The amendment was proposed and approved by the majority shareholder of Whitewing's common stock issued and outstanding on January 30, 2002.

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
--------------------------------------------------------------------------------

NOTE 9 - RELATED PARTY TRANSACTIONS

         Annual compensation paid by the Company during fiscal years ended December 31, 2000 and 2001 to the former President of the Company approximated $117,000 and $92,000, respectively.

         On November 28, 2001, each Director was granted the right to purchase 15,000 shares of common stock at the then current market price of $0.06 per share.

         On February 7, 2002, Cynthia Kolke, a former Director and President of the Company, exercised stock options for the purchase of 210,000 shares of common stock.

WHITEWING LABS, INC.

BALANCE SHEETS

DECEMBER 31, 2001 and MARCH 31, 2002                                     2001           2002
------------------------------------------------------------------------------------------------
                                                                                    (Unaudited)
                                             ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                       $    66,067    $    20,586
     Short-term investments                                              404,657        411,727
     Note receivable                                                      63,952         64,164
     Prepaid expenses                                                         --          4,687
                                                                     ------------   ------------

Total current assets                                                     534,676        501,164

NOTE RECEIVABLE                                                          136,631        120,288

EQUIPMENT, at cost                                                         1,835          1,835
                                                                     ------------   ------------
Net of accumulated depreciation                                      $   673,142    $   623,287
                                                                     ==========-=   ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                                $    23,900    $     4,491
     Accrued liabilities                                                   1,043             --
                                                                     ------------   ------------

Total Liabilities                                                         24,943          4,491
                                                                     ------------   ------------

SHAREHOLDERS' EQUITY:
     Preferred stock, $.001 par value:
          10% cumulative, 500,000 shares authorized;
          no shares issued and outstanding                                    --             --
     Common stock, $.001 par value:
          10,000,000 shares authorized as of January 1, 2002
          and 100,000,000 authorized as of January 30, 2002;
          6,836,443 and 7,061,443 shares issued and oustanding
          as of December 31, 2001 and March 31, 2002, respectively         6,836          7,061
     Paid-in capital                                                   6,559,341      6,579,681
     Accumulated deficit                                              (5,917,978)    (5,967,946)
                                                                     ------------   ------------
     Shareholders' equity                                                648,199        618,796
                                                                     ------------   ------------

                                                                     $   673,142    $   623,287
                                                                     ============   ============

           The accompanying notes are an integral part of these financial statements

                                              F-39

WHITEWING LABS, INC.

STATEMENTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001
  and MARCH 31, 2002                                     2001           2002
--------------------------------------------------------------------------------
                                                     (Unaudited)    (Unaudited)


NET SALES                                            $        --    $        --
COST OF GOODS SOLD                                            --             --
                                                     ------------   ------------
     Gross profit                                             --             --
                                                     ------------   ------------

OPERATING EXPENSES
     Advertising                                              --             --
     Selling                                                  --             --
     General and administrative                               --         56,842
                                                     ------------   ------------
                                                              --         56,842
                                                     ------------   ------------
     Loss from operations                                     --        (56,842)

OTHER INCOME, NET                                             --          6,874
                                                     ------------   ------------
     Loss from continuing operations
       before income tax                                      --        (49,464)

PROVISION FROM INCOME TAX                                     --             --
                                                     ------------   ------------
     Loss from continuing operations                          --        (49,968)
     Discontinued operations                             (99,132)            --
                                                     ------------   ------------

NET LOSS                                             $   (99,132)   $   (49,968)
                                                     ============   ============

LOSS PER COMMON SHARE BEFORE
  DISCONTINUED OPERATION                             $        --    $     (0.01)
                                                     ============   ============

LOSS PER COMMON SHARE FROM
  DISCONTINUED OPERATION                             $      (.03)   $      (.01)

BASIC AND DILUTED LOSS PER
  COMMON SHARE                                       $      (.03)   $      (.01)

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                            2,925,443      7,061,443
                                                     ============   ============

   The accompanying notes are an integral part of these financial statements

WHITEWING LABS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

THREE MONTHS ENDED MARCH 31, 2001
  and MARCH 31, 2002
--------------------------------------------------------------------------------

[MISSING FROM THE FILE BUT INCLUDED IN FINANCIAL INDEX]



   The accompanying notes are an integral part of these financial statements

WHITEWING LABS, INC.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2001
  and MARCH 31, 2002                                       2001         2002
--------------------------------------------------------------------------------
                                                        (Unaudited)  (Unaudited)


CASH FLOWS FROM OPERATING ACTIVITES
     Net loss                                           $ (99,132)   $ (49,968)

     Adjustments to reconcile net loss
       to net cash used in operating activities:
          Depreciation and amortization                     4,462           --
          Changes in assets and liabilities:
               Inventories                                (18,151)          --
               Prepaid advertising                         (7,042)          --
               Other prepaid expenses                      (3,013)      (4,687)
               Other receivables                            1,880           --
               Note receibables                                --       16,131
               Accounts payable                             7,715      (19,409)
               Accrued liabilities                             --       (1,043)
                                                        ----------   ----------
     Net cash used in operating activities               (113,281)     (58,976)
                                                        ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Sale (purchase) of short-term investments, net        99,721       (7,070)
                                                        ----------   ----------
     Net cash provided (used) by investing activities      99,721       (7,070)
                                                        ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of common stock                --       20,565
                                                        ----------   ----------
     Net cash provided by financing activities                 --       20,565
                                                        ----------   ----------

NET DECREASE IN CASH AND CASH
  EQUIVALENTS                                             (13,560)     (45,481)
                                                        ----------   ----------

CASH AND CASH EQUIVALENTS
     Beginning of period                                   50,044       66,067
                                                        ----------   ----------

CASH AND CASH EQUIVALENTS
     End of period                                      $  36,484    $  20,586
                                                        ==========   ==========

   The accompanying notes are an integral part of these financial statements

WHITEWING LABS, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF OPERATIONS AND ORGANIZATION AND BUSINESS

         Prior to December 10, 2001, Whitewing Labs, Inc. ("the Company") developed, sought to acquire through license, marketed and sold nutritional supplements for sale to the over age forty market primarily in the United States. Utilizing formulas that include only natural ingredients, the Company's products offered alternatives to conventional treatments for symptoms associated with the aging process. On December 10, 2001, the Company sold its nutritional business and all of its operating assets pursuant to an Asset Purchase Agreement in exchange for cash in the amount of $65,000 and a promissory note of $200,000.

         The Company's sole assets currently consist of cash, cash equivalents, a computer, and a note receivable issued by the purchaser of the operating assets. On January 31, 2002, the Company entered into a Letter of Intent to acquire all of the issued and outstanding common stock of Total Filter Recycling, Inc., d.b.a. Total Recycling Services of Ridgefield, New Jersey. On May 3, 2002, the transaction was completed by Whitewing authorizing the issuing to the stockholders of Total Filter Recycling, Inc. 28,000,000 shares of previously unissued common stock in exchange for all outstanding shares of Total Filter Recycling, Inc. (See Form 8-K as filed March 7, 2002 for event dated January 31, 2002).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - In the opinion of management and subject to year-end audit, the accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. These condensed financial statements should be read in conjunction with the financial statements and footnotes thereto contained in the Company's Annual Report on Form 10 - KSB for the year ended December 31, 2001.

NOTE 3 - LOSS PER COMMON SHARE

         For the three month periods ended March 31, 2001 and 2002, loss per common shares was based on the historical weighted average number of shares outstanding.

PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

    The Registrant's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a Delaware corporation will not be personally liable for monetary damages for breach of the fiduciary duties as directors except for liability as a result of their duty of loyalty to the company for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or stock transactions, unauthorized distributions of assets, loan of corporate assets to an officer or director, unauthorized purchase of shares, commencing business before obtaining minimum capital, or any transaction from which a director derived an improper benefit. Such limitations do not affect the availability of equitable remedies such as injunctive relief or rescission. In addition, the Registrant's Bylaws provide that the Registrant must indemnify its officers and directors, and may indemnify its employees and other agents, to the fullest extent permitted by Delaware law. At present, there is no pending litigation or proceeding involving any director, officer, employee, or agent of the Registrant where indemnification will be required or permitted. Article VI of the Registrant's Bylaws also contain provisions for indemnification of directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

Registration fees:
Federal                             $
Transfer Agent
Legal Fees                           10,000 (estimated)
Printing
Accounting
                                    ---------
Total:                              $
                                    =========

Item 26. Recent Sales of Unregistered Securities.

The following information covers the Registrant's unregistered sales of securities within the three-year period ending on June 30, 2002 and the interim period subsequent thereto.

1. On June 8, 2001, Whitewing sold 3,875,000 shares of its common stock to a partnership formed by three accredited investors for the purpose of purchasing the shares. Whitewing sold the shares for cash directly to the partnership at a price of $0.08 per share, or an aggregate of $310,000) without the involvement of an underwriter and did not pay a commission or other compensation to any party in connection with the transaction. Whitewing relies upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933, in that the offering did not involve any public offering and the shares sold were subject to the restrictions and limitations on resale provided in Rule 144 under the Act.

2. On May 3, 2002, the Registrant exchanged 28,000,000 shares of its common stock for all of the issued and outstanding shares of common stock of Total Filter Recycling, Inc. held by a total of 40 persons, nine of whom were directors and/or officers of the company. No commissions were paid or discounts given with respect to the exchange of shares. Whitewing relies upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933, in that the offering did not involve any public offering and the shares sold were subject to the restrictions and limitations on resale provided in Rule 144 under the Act.

Item 27. Exhibits.

3    Articles of Amendment Changing Name of Registrant
5    Opinion re: legality
10   Material Contracts
11   Statement re: computation of earnings per share
21   Subsidiaries of the Registrant
23.1 Consent of counsel (included in Exhibit 5)
23.2 Consent of independent public accountant
23.3 Consent of M.R. Weiser, LLP


Item 28. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (s230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Ridgefield, State of New Jersey on August 29, 2002.

WHITEWING ENVIRONMENTAL CORP.

By: /s/ Andrew V. Latham, Jr.
    -----------------------------------------
    Andrew V. Latham, Jr.
    President and Principal Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature                    Capacity in which signed:           Date signed:
---------                    -------------------------           ------------

/s/ Joseph Bianco            Director                            _____, 2002
Joseph Bianco

/s/ Andrew V. Latham, Jr.    Director, President                 _____, 2002
Andrew V. Latham, Jr.        and Principal Executive Officer

/s/ Bruce Raben              Director                            _____, 2002
Bruce Raben

/s/ Norman Raben             Director                            _____, 2002
Norman Raben

/s/ Charles J. Stuto         Principal Accounting and            _____, 2002
Charles J. Stuto             Financial Officer

                                       37